Filed Pursuant to Rule 424(b)(5)
Registration No. 333-170922

The information in this preliminary prospectus supplement is not complete and may be changed. This preliminary prospectus supplement is not an offer to sell, nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission.

SUBJECT TO COMPLETION, DATED APRIL 8, 2014

PROSPECTUS SUPPLEMENT

(To the Prospectus dated February 3, 2011)

€•

TÜRKİYE CUMHURİYETİ

(The Republic of Turkey)

•% Notes due •, 2023

The Republic of Turkey (the “Republic” or “Turkey”) is offering €• principal amount of its •% Notes due •, 2023 (the “notes”). The notes will constitute direct, general and unconditional obligations of the Republic. The full faith and credit of the Republic will be pledged for the due and punctual payment of all principal and interest on the notes. The Republic will pay interest on • of each year, commencing on •.

This prospectus supplement and accompanying prospectus dated February 3, 2011, constitute a prospectus for the purposes of Article 5.3 of Directive 2003/71/EC, as amended (the “Prospectus Directive”).

Application has been made to the Commission de Surveillance du Secteur Financier of the Grand Duchy of Luxembourg (the “CSSF”), as competent authority under the Prospectus Directive, to approve this prospectus supplement and the accompanying prospectus dated February 3, 2011 as a prospectus for the purposes of the Prospectus Directive. Application is being made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange, which is a regulated market for the purposes of the Market in Financial Instruments Directive (2004/39/EC) (“MiFiD”). The CSSF assumes no responsibility as to the economic and financial soundness of the transaction and the quality or solvency of the Republic in line with the provisions of Article 7(7) of the Luxembourg Prospectus Law.

See the section entitled “Risk Factors” for a discussion of certain factors you should consider before investing in the notes.

The notes will be designated Collective Action Securities and, as such, will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar, euro or other monetary unit denominated debt securities issued by the Republic. Under these provisions, which are described in the sections entitled “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” beginning on page S-22 of this prospectus supplement and “Collective Action Securities” beginning on page 13 of the accompanying prospectus, the Republic may amend the payment provisions of the notes and certain other terms with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes.

	Per Note		Total
Public Offering Price	•	%	€	•
Underwriting discount	•	%	€	•
Proceeds, before expenses, to the Republic of Turkey	•	%	€	•

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or determined that this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the notes subject to various conditions. The underwriters expect to deliver the notes on or about April 11, 2014 (the “Issue Date”), through the book-entry facilities of The Depository Trust Company (“DTC”), Euroclear Bank S.A./N.V. (“Euroclear”) or Clearstream Banking Luxembourg socíeté anonyme (“Clearstream Banking Luxembourg”) against payment in same-day funds.

Joint Book-Running Managers

Deutsche Bank	ING	J.P.Morgan

The date of this prospectus supplement is April •, 2014.

ABOUT THIS PROSPECTUS SUPPLEMENT

The Republic accepts responsibility for the information contained within this prospectus supplement and accompanying prospectus. The Republic declares that having taken all reasonable care to ensure that such is the case, the information contained in this prospectus supplement and accompanying prospectus is, to the best of its knowledge, in accordance with the facts and makes no omission likely to affect its import.

Unless otherwise stated, all annual information, including budgetary information, is based upon calendar years. Figures included in this prospectus supplement and the accompanying prospectus have been subject to rounding adjustments; accordingly, figures shown for the same item of information may vary, and figures that are totals may not be an arithmetical aggregate of their components.

You should rely only on the information contained in this prospectus supplement and the accompanying prospectus, including the documents incorporated by reference, in making your investment decision. The Republic has not authorized anyone to provide you with any other information. If you receive any unauthorized information, you must not rely on it.

The Republic is offering to sell the notes only in places where offers and sales are permitted.

You should not assume that the information contained in this prospectus supplement or the accompanying prospectus is accurate as of any date other than its respective date.

FORWARD-LOOKING STATEMENTS

The Republic has made forward-looking statements in this prospectus supplement. Statements that are not historical facts are forward-looking statements. These statements are based on the Republic’s current plans, estimates, assumptions and projections. Therefore, you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made. The Republic undertakes no obligation to update any of them in light of new information or future events.

Forward-looking statements involve inherent risks. The Republic cautions you that a number of factors could cause actual results to differ materially from those contained in any forward-looking statements. These factors include, but are not limited to:

•	External factors, such as:

¡	interest rates in financial markets outside Turkey;

¡	the impact of changes in the credit ratings of Turkey;

¡	the impact of changes in the international prices of commodities;

¡	economic conditions in Turkey’s major export markets;

¡	the decisions of international financial institutions regarding the terms of their financial arrangements with Turkey;

¡	the impact of any delays or other adverse developments in Turkey’s accession to the European Union; and

¡	the impact of adverse developments in the region where Turkey is located.

•	Internal factors, such as:

¡	general economic and business conditions in Turkey;

¡	political or military events in Turkey;

¡	present and future exchange rates of the Turkish currency;

¡	foreign currency reserves;

¡	the level of domestic debt;

¡	domestic inflation;

S-i

¡	natural events, such as climatic changes, earthquakes and floods;

¡	the ability of Turkey to effect key economic reforms;

¡	the level of foreign direct and portfolio investment in Turkey; and

¡	the level of Turkish domestic interest rates.

SOVEREIGN IMMUNITY AND ARBITRATION

The Republic is a foreign sovereign state. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts in the United States against the Republic. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

CURRENCY AND EXCHANGE RATE DATA

References to “Turkish Lira” and “TL” in this prospectus supplement in the context of a point in time after January 1, 2009 are to the Turkish Lira, the Republic’s new official currency, which was introduced on January 1, 2009 in place of the New Turkish Lira; references in this prospectus supplement to “New Turkish Lira” and “YTL” are to the lawful currency of the Republic for the period beginning on January 1, 2005 and ending on December 31, 2008; and references to “Turkish Lira” and “TL” in this prospectus supplement in the context of a point in time prior to January 1, 2005 are to the Turkish Lira before it was replaced with New Turkish Lira. References to “US$”, “$”, “U.S. dollars” and “dollars” in this prospectus supplement are to lawful money of the United States of America. References to “€” and “euro” in this prospectus supplement are to the lawful currency of the European Union.

Translations of amounts from Turkish Lira to dollars are solely for the convenience of the reader and, unless otherwise stated, are made at the exchange rate prevailing at the time as of which such amounts are specified. No representation is made that the Turkish Lira or dollar amounts referred to herein could have been or could be converted into dollars or Turkish Lira, as the case may be, at any particular rate or at all.

S-ii

S-iii

OVERVIEW

This overview should be read as an introduction to the prospectus supplement and the accompanying prospectus. Any decision to invest in the notes by an investor should be based on consideration of the prospectus supplement and the accompanying prospectus as a whole. Where a claim relating to the information contained in the prospectus supplement or the accompanying prospectus is brought before a court in a Member State of the European Economic Area, the plaintiff may, under the national legislation of the Member State where the claim is brought, be required to bear the costs of translating the prospectus supplement and the accompanying prospectus before the legal proceedings are initiated.

Issuer	The Republic of Turkey.

The Republic of Turkey is located in southwestern Asia, where it borders Iran, Armenia, Georgia, Azerbaijan, Iraq and Syria, and southeastern Europe, where it borders Greece and Bulgaria, with a total territory (inclusive of its lakes) of approximately 814,578 square kilometers. Turkey’s population, as of December 2013, was estimated to be 76,667,864.

The Republic of Turkey was founded in 1923 and currently has a parliamentary form of government. The Republic has undertaken many reforms to strengthen its democracy and economy, in connection with its accession negotiations with the European Union.

Securities Offered	€• •% Notes due •, 2023.

Maturity Date	•, 2023.

Issue Price	•% of the principal amount of the notes.

Interest Payment Dates	• of each year, commencing on •.

Status and Ranking	Upon issuance, the notes will constitute direct unconditional and general obligations of the Republic and will rank equally with the Republic’s other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

Markets	The notes are offered for sale in those jurisdictions where it is legal to make such offers. See “Underwriting”.

Listing and Admission to Trading	Application is being made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange.

Negative Pledge	Clause (9) of the definition of Permitted Lien set forth on pages five and six of the accompanying prospectus shall read as follows for purposes of the notes: Liens on assets (other than official holdings of gold) in existence on April 11, 2014, provided that such Liens remain confined to the assets affected thereby on April 11, 2014, and secure only those obligations so secured on April 11, 2014.

Denominations	The Republic will issue notes in denominations of €100,000 and integral multiples of €1,000 in excess thereof.

Form, Clearance and Settlement	The Republic will issue the notes in the form of two global registered notes without coupons. One note will be deposited with the fiscal agent, which will serve as custodian for Cede & Co., as nominee of DTC. The other note will be registered in the nominee name of a common depositary for Euroclear and Clearstream Banking Luxembourg. Beneficial ownership interests will be recorded only on, and transferred only through, the records maintained by DTC, Euroclear and Clearstream Banking Luxembourg and their respective participants, unless certain contingencies occur, in which case the notes will be issued in definitive form. See “Global Clearance and Settlement”.

Payment of Principal and Interest	Principal and interest on the notes will be payable by the Republic, or its designee, to the fiscal agent in euro.

Payments to holders who hold their notes through Euroclear or Clearstream Banking Luxembourg will be made in euro. Such holders will not have the option to elect to receive payments in U.S. dollars.

Payments to holders who hold their notes directly through DTC (“DTC Holders”) will be made in U.S. dollars, except for DTC Holders who elect to receive payment in euro as described in “Description of the Notes—Payments of Principal and Interest” in this prospectus supplement. The exchange rate agent will exchange the applicable amount of euro for U.S. dollars and transmit the U.S. dollars received upon exchange from the euro to the Fiscal Agent for payment to the DTC Holders. All costs of conversion will be borne by DTC Holders who receive payment in U.S. dollars. The U.S. dollar amount of any payment of principal or interest received by a DTC Holder will be based on the exchange rate agent’s in-house agency rate (at or prior to 11:00 a. m. New York City time, on the day which is two New York City business days preceding the applicable payment date) for the conversion of euros to U.S. dollars for settlement on the applicable payment date. If an exchange bid quotation is not available from the exchange rate agent, the exchange rate agent will obtain a bid quotation from a leading foreign exchange bank in the City of New York selected by the exchange rate agent after consultation with the Republic. In the event that no such bid quotation is available or the exchange rate agent is unable to convert euros into U.S. dollars, the exchange rate agent will notify DTC that the entire payment of principal or interest, as the case may be, is to be made in euros.

Default	The notes will contain events of default, the occurrence of which may result in the acceleration of our obligations under the notes prior to maturity. See “Debt Securities — Default” and “— Acceleration of Maturity” in the accompanying prospectus.

Collective Action Securities	The notes will be designated Collective Action Securities under the Fiscal Agency Agreement, dated as of October 4, 2013, between the Republic and Citibank, N.A., London Branch (the “Fiscal Agency Agreement”). The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar, euro or other monetary unit denominated debt securities issued by the Republic and described in the accompanying prospectus. The provisions described in this prospectus supplement will govern the notes. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding notes of the series, voting as a single class. Additionally, if an event of default has occurred and is continuing, the notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding notes of the series, voting as a single class. These provisions are described in the sections entitled “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Sinking Fund	None.

Prescription Period	None.

Use of Proceeds	The Republic will use the net proceeds of the sale of the notes for general financing purposes, which may include the repayment of debt. The amount of net proceeds (before expenses) is €•.

Risk Factors	Risks associated with the notes generally include: 1) the trading market for debt securities may be volatile and may be adversely impacted by many events; 2) there may be no active trading market for the notes; 3) the notes may not be a suitable investment for all investors; 4) the notes are unsecured; 5) the notes contain provisions that permit the Republic to amend the payment terms without the consent of all of the holders; 6) there can be no assurance that the laws of the State of New York in effect as at the date of this prospectus supplement will not be modified; 7) there may be certain legal restraints in relation to investment in the notes with regard to the particular circumstances of any investor; 8) fluctuations in interest rates of the currency in which the notes are denominated may affect the value of the notes; 9) risks associated with a foreign currency; and 10) market perceptions concerning the instability of the euro, the potential re-introduction of individual currencies within the Eurozone or the potential dissolution of the euro entirely could adversely affect the value of the notes.

Risks associated with the Republic generally include: 1) Turkey is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it; 2) there can be no assurance that Turkey’s credit ratings will not change; 3) changes in the Republic’s domestic and international political and economic environment may have a negative effect on its financial condition; 4) the risks arising from the relatively short maturity structure of domestic borrowing and the potential deterioration in financing conditions as a result of market, economic and political factors, which may be outside the Republic’s control, may jeopardize the debt dynamics of the Republic; 5) potential inflation risks; 6) risks associated with Turkey’s current account deficit; 7) risks associated with the foreign exchange rate of the Republic’s currency; 8) risks associated with delays or other adverse developments in the Republic’s accession to the European Union which may have a negative impact on the Republic’s economic performance and credit ratings; 9) risks associated with pending arbitration proceedings; and 10) risks associated with external shocks.

These risk factors are described in the section entitled “Risk Factors” of this prospectus supplement.

Fiscal Agency Agreement	The notes will be issued pursuant to the Fiscal Agency Agreement.

Exchange Rate Agent	Citibank, N.A., London Branch

Taxation	For a discussion of United States, Turkish and Luxembourg tax consequences associated with the notes, see “Taxation” in this prospectus supplement. Investors should consult their own tax advisors in determining the foreign, U.S. federal, state, local and any other tax consequences to them of the purchase, ownership and disposition of the notes.

Governing Law	The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

Clearing Reference Numbers	Common Code •

US ISIN No. •

XS ISIN No. •

CUSIP No. •

RISK FACTORS

You should read this entire prospectus supplement and the accompanying prospectus carefully. Words and expressions defined elsewhere in this prospectus supplement and the accompanying prospectus have the same meanings in this section. Investing in the notes involves certain risks. In addition, the purchase of the notes may involve substantial risks and be suitable only for investors who have the knowledge and experience in financial and business matters to enable them to evaluate the risks and merits of an investment in the notes. You should make your own inquiries as you deem necessary without relying on the Republic or any underwriter and should consult with your financial, tax, legal, accounting and other advisers, prior to deciding whether to make an investment in the notes. You should consider, among other things, the following:

Risks Relating to the Notes

The trading market for debt securities may be volatile and may be adversely impacted by many events.

The market for the notes issued by the Republic is influenced by economic and market conditions and, to varying degrees, interest rates, currency exchange rates and inflation rates in the United States and Europe and other industrialized countries. There can be no assurance that events in Turkey, the United States, Europe or elsewhere will not cause market volatility or that such volatility will not adversely affect the price of the notes or that economic and market conditions will not have any other adverse effect.

There may be no active trading market for the notes.

There can be no assurance that an active trading market for the notes will develop, or, if one does develop, that it will be maintained. If an active trading market for the notes does not develop or is not maintained, the market or trading price and liquidity of the notes may be adversely affected. If the notes are traded after their initial issuance, they may trade at a discount to their initial offering price, depending upon prevailing interest rates, the market for similar securities, general economic conditions and the financial condition of the Republic. Although an application will be made to list on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange, there is no assurance that such application will be accepted or that an active trading market will develop.

The notes may not be a suitable investment for all investors.

You must determine the suitability of investment in the notes in the light of your own circumstances. In particular, you should:

(i) have sufficient knowledge and experience to make a meaningful evaluation of the notes and the merits and risks of investing in the notes;

(ii) have access to, and knowledge of, appropriate analytical tools to evaluate, in the context of its particular financial situation, an investment in the notes and the impact the notes will have on your overall investment portfolio;

(iii) have sufficient financial resources and liquidity to bear all of the risks of an investment in the notes, including where the currency for principal or interest payments is different from your currency;

(iv) understand thoroughly the terms of the notes and be familiar with the behavior of any relevant indices and financial markets; and

(v) be able to evaluate (either alone or with the help of a financial adviser) possible scenarios for economic, interest rate and other factors that may affect your investment and your ability to bear the applicable risks.

The notes are unsecured.

The notes constitute unsecured obligations of the Republic.

The notes contain provisions that permit the Republic to amend the payment terms without the consent of all holders.

The notes contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers, which are commonly referred to as “collective action clauses”. Under these provisions, certain key provisions of the notes may be amended, including the maturity date, interest rate and other payment terms, with the consent of the holders of 75% of the aggregate principal amount of the outstanding notes. See “Description of the Notes — Default; Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

There can be no assurance that the laws of the State of New York in effect as at the date of this prospectus supplement will not be modified.

The conditions of the notes are based on the laws of the State of New York in effect as at the date of this prospectus supplement. No assurance can be given as to the impact of any possible judicial decision or change to New York law or administrative practice after the date of this prospectus supplement.

Legal investment considerations may restrict certain investments.

The investment activities of certain investors are subject to legal investment laws and regulations, or review or regulation by certain authorities. You should consult your legal advisers to determine whether and to what extent (1) the notes are legal investments for you, (2) the notes can be used as collateral for various types of borrowing and (3) other restrictions apply to its purchase or pledge of any notes. Financial institutions should consult their legal advisors or the appropriate regulators to determine the appropriate treatment of notes under any applicable risk-based capital or similar rules.

Fluctuations in interest rates of the currency in which the notes are denominated may affect the market value of the notes.

Investors in the notes should be aware that an investment in the notes may involve an interest rate risk insofar as there may be fluctuations in the interest rates of the currency of denomination of the notes. Fluctuations in interest rates of the currency in which the notes are denominated may affect the market value of the notes. Such fluctuations might have a materially adverse impact both on the liquidity of an investment in the notes and on the performance of an investment in the notes.

Foreign Currency Risks

An investment in a security denominated in a currency other than the currency of the country in which a holder of notes is resident or the currency in which the holder conducts its business or activities may present currency-related risks not associated with a similar investment in a security denominated in the home currency. Such risks include, without limitation, the possibility of significant changes in rates of exchange between the home currency and the euro and the possibility of the imposition or modification of foreign exchange controls with respect to the euro and the home currency, and depend on events over which the Republic has no control, such as economic and political events and the supply and demand for the euro and the home currency.

Changes in foreign currency exchange rates between two currencies result from the interaction over time of many factors directly or indirectly affecting economic and political conditions in the countries issuing such currencies, and economic and political developments globally and in other relevant countries. Foreign currency exchange rates may be affected by, among other factors, existing and expected rates of inflation, existing and expected interest rate levels, the balance of payments between countries and the extent of governmental surpluses or deficits in various countries. All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by the governments of various countries important to international trade and finance. In recent years, rates of exchange for certain currencies have been highly volatile and such volatility may be expected to continue in the future. Fluctuations in any particular exchange rate that have occurred in the past are not necessarily indicative, however, of fluctuations in such rate that may occur during the term of the notes. Moreover, the recent global economic crisis and the actions taken or to be taken by various national governments in response to the crisis could significantly affect the exchange rates between the euro and the currency of the country in which a holder of notes is resident or the currency in which the holder conducts its business.

Depreciation of the euro against the relevant home currency could result in a decrease in the effective yield of a particular security below its coupon rate and, in certain circumstances, could result in a loss to the investor on a home currency basis.

The European Union or one or more of its member states may, in the future, impose exchange controls and modify any exchange controls imposed, which controls could affect exchange rates as well as the availability of euro at the time of payment of principal of or any interest on the notes.

This description of foreign currency risks does not describe all the risks of an investment in securities denominated in a currency other than the home currency. Prospective investors should consult their own financial and legal advisors as to the risks involved in an investment in the notes.

Principal and interest on the notes will be payable by the Republic, or its designee, to the fiscal agent in euro. Payments to holders who hold their notes through Euroclear or Clearstream Banking Luxembourg will be made in euro. Such holders will not have the option to elect to receive payments in U.S. dollars. Payments to holders who hold their notes directly through DTC (“DTC Holders”) will be made in U.S. dollars, except for DTC Holders who elect to receive payment in euro as described in “Description of the Notes — Payments of Principal and Interest” in this prospectus supplement. The exchange rate agent will exchange the applicable amount of euro for U.S. dollars and transmit the U.S. dollars received upon exchange from the euro to the Fiscal Agent for payment to the DTC Holders. All costs of conversion will be borne by DTC Holders who receive payment in U.S. dollars. No assurance can be given that the amount of U.S. dollars received by an investor who elects to receive a payment of principal or interest in respect of the Notes in U.S. dollars will be equal to the amount of U.S. dollars that the investor could have realised in the foreign exchange market if the interest or principal payment made on the investor’s Notes were instead paid directly to the investor in euro and the investor had converted the euro into U.S. dollars.

If you hold a beneficial interest in the notes through DTC and you do not elect to receive payments in euro, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by the Republic, will be binding unless they are clearly wrong.

In addition, if an exchange bid quotation is not available from the exchange rate agent, the exchange rate agent will obtain a bid quotation from a leading foreign exchange bank in the City of New York selected by the exchange rate agent after consultation with the Republic. In the event that no such bid quotation is available or the exchange rate agent is unable to convert euros into U.S. dollars, the exchange rate agent will notify DTC that the entire payment of principal or interest, as the case may be, is to be made in euros.

Market perceptions concerning the instability of the euro, the potential re-introduction of individual currencies within the Eurozone, or the potential dissolution of the euro entirely could adversely affect the value of the notes.

The European financial markets and the value of the euro have experienced significant volatility recently, in part related to unemployment, budget deficits and economic downturns. In addition, several member countries of the Eurozone have experienced credit rating downgrades, rising government debt levels and, for certain Eurozone countries (including Greece, Spain, Portugal, Ireland and Italy), weaknesses in sovereign debt. These events, along with decreasing imports or exports, changes in governmental or European Union regulations on trade, the default or threat of default by a Eurozone member country on its sovereign debt and/or an economic recession in a Eurozone member country may continue to cause prolonged volatility in euro-related investments.

Concerns persist regarding the debt burden of certain member countries of the Eurozone and their ability to meet future financial obligations, the overall stability of the euro and the suitability of the euro as a single currency given the diverse economic and political circumstances in individual member countries. These and other concerns could lead to the re-introduction of individual currencies in one or more member countries of the

Eurozone, or, in more extreme circumstances, the possible dissolution of the euro entirely. If one or more member countries abandon the euro, the value of the euro could fluctuate drastically. Should the euro dissolve entirely, the legal and contractual consequences for holders of obligations denominated in euro would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of the notes.

A holder of a principal amount of notes of less than €100,000 will be unable to transfer such stub amount.

The notes are issued and may be transferred only in principal amounts of €100,000 and integral multiples of €1,000 in excess thereof. As a result, it is possible that the notes may be traded in amounts in excess of €100,000 that are not integral multiples of €100,000 and a holder may hold a principal amount of notes of less than the minimum €100,000. The holder of a stub amount of notes of less than €100,000 will be unable to transfer such stub amount so long as the notes are held in DTC, Euroclear or Clearstream Banking Luxembourg and may not receive a definitive note in respect of such holding should notes be issued in certificated form.

Risks Relating to the Republic

Turkey is a foreign sovereign state and accordingly it may be difficult to obtain or enforce judgments against it.

The Republic is a sovereign state. Consequently, your ability to sue the Republic may be limited. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

The Republic has not consented to service or waived sovereign immunity with respect to actions brought against it under United States federal securities laws or any State securities laws. In the absence of a waiver of immunity by the Republic with respect to these actions, it would not be possible to obtain judgment in such an action brought against the Republic in a court in the United States unless the court were to determine that the Republic is not entitled under the Foreign Sovereign Immunities Act to sovereign immunity with respect to such action. Further, even if a United States judgment could be obtained in such an action, it may not be possible to enforce in the Republic a judgment based on such a United States judgment. Execution upon property of the Republic located in the United States to enforce a United States judgment may not be possible except under the limited circumstances specified in the Foreign Sovereign Immunities Act.

There can be no assurance that Turkey’s credit ratings will not change.

Long-term debt of the Republic is currently rated BB+ by Standard and Poor’s Credit Market Services Europe Limited (“Standard and Poor’s”) (which changed the Republic’s long-term debt rating on March 27, 2013 from BB), Baa3 by Moody’s Investor Service Limited (“Moody’s”) (which changed the Republic’s long-term foreign and local currency rating on May 16, 2013 from Ba1) and BBB- by Fitch Ratings Limited (“Fitch”) (which changed the Republic’s long-term foreign currency rating on November 5, 2012 from BB+). On February 7, 2014, Standard & Poor’s revised its outlook on the long-term debt ratings of the Republic to negative from stable (while affirming the BB+ long-term foreign currency sovereign credit rating), due to perceived increased risks of a hard economic landing in Turkey as external conditions tighten and unfavorable exchange and interest rate dynamics pose downside risks to GDP forecasts, the country’s declining reserve coverage of net external financing needs, and the view that Turkey’s policy environment is becoming less predictable, and that this could weigh on the economy’s resilience and long-term growth potential. In accordance with EU Regulation 462/2013 (“CRA3”), Fitch, Moody’s and Standard and Poor’s have announced the dates for their respective releases of solicited and unsolicited sovereign credit rating actions with respect to Turkey. Fitch has announced its release date of October 3, 2014, Moody’s has announced its release dates of April 11, 2014, August 8, 2014 and December 5, 2014, and Standard and Poor’s has announced its release dates of May 23, 2014 and November 21, 2014. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency. Any adverse change in an applicable credit rating could adversely affect the trading price for the notes and have the potential to affect the Republic’s cost of funds in the international capital markets and the liquidity of and demand for the Republic’s debt securities. The Republic’s current long-term debt ratings include a sub-investment grade rating from Standard and Poor’s. They indicate that the notes are regarded as having significant speculative characteristics, and that there are major ongoing uncertainties or exposure to financial or economic conditions which could compromise the Republic’s capacity to meet its financial commitment on the notes.

Political and Economic Environment.

The Republic has from time to time experienced volatile political, economic and social conditions and two financial crises in 1994 and 2000/2001. Turkey’s economy was also impacted by the 2008-2009 global financial crisis. If similar conditions recur or if the current global slowdown persists or worsens, this may affect the Republic’s economy and financial condition. Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988. In 1978, 1979 and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid, when due, the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.

Turkey has been a parliamentary democracy since 1923. Since its formation in 1923, Turkey has had 60 governments and political disagreements have frequently resulted in early elections. In Turkey’s most recent national elections, held in June 2011, the Justice and Development Party (the “AKP”) won with 49.8% of the eligible votes. Recep Tayyip Erdogan has served as Prime Minister since March 2003. On August 28, 2007, Abdullah Gül was elected the 11th president of Turkey.

The Turkish military establishment has historically been an important factor in Turkish government and politics, interfering with civilian authority three times since 1959 (in 1960, 1971 and 1980). Each time, the military withdrew after the election of a new civilian government and the introduction of changes to the legal and political systems.

In late May 2013 demonstrations began in Istanbul’s Taksim Gezi Park initially with respect to planned urban development, which were followed by wider protests, demonstrations and strikes in a number of cities. The wider civil unrest had largely subsided by July 2013.

On December 17, 2013, a corruption and bribery investigation commenced with the detention and questioning of, among others, the sons of three former cabinet ministers. As a result, on December 25, 2013, the Minister of Environment and Urban Planning, the Minister of Economy and the Minister of the Interior resigned. On the same day, Turkish Prime Minister Recep Tayyip Erdogan announced eight new cabinet ministers and reshuffled one cabinet member to a new ministerial position. The investigation stems from allegations of illicit gold transfers and bribes paid by the construction industry. In addition, in January 2014, the deputy head of the police force, many police chiefs and a large number of other police officers in 15 cities were removed and a large number of other Turkish police officers and a number of prosecutors were reassigned. In December 2013 and January 2014, anti-government demonstrations were held in Istanbul and Ankara. On February 28, 2014, all detainees were released.

In January 2014, the Government issued a proposal to restructure the Supreme Board of Judges and Prosecutors (HSYK), which is the body responsible for appointments in the Turkish judiciary. On February 26, 2014, the President signed a law which gives the Ministry of Justice control with respect to appointing members of the judiciary. In addition, on January 21, 2014 and February 11, 2014, respectively, ninety-six and one hundred sixty-eight Turkish judges and prosecutors were re-assigned pursuant to a decree by the HSYK.

The presidential elections will be held in August 2014, and general elections to elect members of the Grand National Assembly are scheduled to be held in June 2015.

Any negative changes in the political environment of the Republic may affect the stability of the Turkish economy. In addition, the failure of the Turkish Government to implement its proposed economic and financial policies may also adversely affect the Turkish economy.

International Considerations.

As a result of economic instability in many developed and emerging markets, the international financial markets have experienced a significant amount of volatility and many financial market indices have declined significantly. The potential impact of such volatility on the Turkish market and on Turkish securities is uncertain.

The Republic is located in a region which has been subject to ongoing political and security concerns, especially in recent years. These concerns in certain neighboring countries, such as Iran, Iraq, Georgia, Armenia and Syria, have been one of the potential risks associated with investment in Turkish securities. Further, since December 2010, political instability has increased markedly in a number of countries in the Middle East and North Africa, such as Libya, Tunisia, Egypt, Syria, Jordan, Bahrain and Yemen. As a result of the anti-government uprising in Syria, thousands of Syrian refugees have fled to Turkey and more can be expected to cross the Turkish-Syrian border if the unrest in Syria escalates. Due to recent conflict at the Turkish-Syrian border at the request of Turkey, NATO approved the deployment of Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. Unrest in other countries may affect Turkey’s relationships with its neighbours, have political implications in Turkey or otherwise have a negative impact on the Turkish economy.

In recent years, Turkey has experienced a number of terrorist incidents, including four bombings in November 2003 and bombings in March 2004 and December 2008 in Istanbul. During 2006 Turkey experienced a series of bombings, including the August 2006 bombings in Istanbul, Antalya and Marmaris. In May 2007 and September 2011, Turkey experienced a bombing in Ankara and bombings in Istanbul in July 2008. If additional attacks occur in the future, Turkey’s capital markets, levels of tourism in Turkey and foreign investment in Turkey, among other things, may suffer.

Refinancing Risk.

The Republic has sizeable amounts of domestic and international debt. Central government gross domestic debt stock was approximately TL407.05 billion and central government gross external debt stock was approximately $86.36 billion as of the end of February 2014. Given the relatively short maturity structure of domestic borrowing, any deterioration in financing conditions as a result of market, economic or political factors, which may be outside the Republic’s control, may jeopardize the debt dynamics of the Republic.

Inflation Risk.

In the past, the Republic experienced substantial inflationary pressures and inflation was one of the most serious problems faced by the Turkish economy during the last decade. As a result of the financial crises in November 2000 and February 2001, at the end of 2001, the Wholesale Price Index (“WPI”) increased to 88.6% from 32.7% at the end of 2000 and the Consumer Price Index (“CPI”) increased to 68.5% from 39.0% at the end of 2000. Since 2001, due to the Government policies intended to combat these high levels of inflation, which were supported by the 2002-2004 Stand-By Arrangement with the IMF, inflation in the Republic has decreased substantially. WPI decreased to 13.8% at the end of 2004. CPI decreased to 9.3% at the end of 2004 and 7.7% at the end of 2005. In January 2005, the State Institute of Statistics introduced the Producer Price Index (“PPI”) to replace WPI and the PPI was approximately 2.7% at the end of 2005. The Republic’s PPI and CPI for the December 2005 — December 2006 period was 11.58% and 9.65%, respectively, for the December 2006-December 2007 period, 5.94% and 8.39%, respectively, for the December 2007 — December 2008 period, was 8.11% and 10.06% respectively, for the December 2008 — December 2009 period, was 5.93% and 6.53%, respectively, for the December 2009 — December 2010 period, was 8.87% and 6.4%, respectively, for the December 2010 — December 2011 period, was 13.33% and 10.45%, respectively, and for the December 2011 — December 2012 period, was 2.45% and 6.16%, respectively. PPI and CPI figures for the March 2013 — March 2014 period are 12.31% and 8.39%, respectively.

On January 28, 2014, the Central Bank’s Monetary Policy Committee (the “MPC”) held an interim meeting at which it increased short-term interest rates, noting that uncertainties in domestic and foreign markets had increased substantially, and that heightened risk perceptions toward emerging economies had accelerated the depreciation of some emerging market currencies, leading to a deterioration in their inflation outlook. The MPC stated that exchange rate movements in Turkey driven by these developments had increased the risk of inflation hovering significantly above the target for an extended period, and that recent tax adjustments and adverse developments in food inflation were other factors contributing to the deterioration in the inflation outlook. In light of these developments, the MPC determined to deliver a strong and front-loaded monetary tightening, and increased the one-week repo rate from 4.5% to 10%. On March 18, 2014, the MPC held an interim meeting at which it kept short-term interest rates constant, keeping the one-week repo rate at 10%. The MPC highlighted the upside risks on the inflation outlook and stated that inflation expectations and pricing behavior would be closely monitored and the tight monetary policy stance would be maintained until there is a significant improvement in the inflation outlook. See “Recent Developments – Key Economic Indicators.”

There can be no assurance that inflation will not increase further in the near future. In particular, strong domestic demand and an increase in global economic activity that influences commodity prices and external demand could cause an increase in inflation. In addition, an increase in inflation and any significant depreciation of the New Turkish Lira may affect negatively any efforts by the Turkish government to combat inflation.

Current Account Deficit.

The current account deficit (“CAD”) has widened considerably in recent years mainly due to the widening trade deficit. CAD increased from $7.5 billion in 2003 (2.5% of GDP) to $14.4 billion (3.7% of GDP) in 2004, $22.1 billion (4.6% of GDP) in 2005, $32.1 billion (6.1% of GDP) in 2006, $38.2 billion (5.9% of GDP) in 2007, $41.5 billion (5.7% of GDP) in 2008 but decreased to $14.4 billion (2.34% of GDP) in 2009. In 2010, the current account produced a deficit of $35.7 billion (6.5% of GDP). In 2011 and 2012, the current account produced a deficit of $75.1 billion (9.6% of GDP) and $46.9 billion (6.1% of GDP), respectively. In January 2014, the current account produced a deficit of $4.877 billion compared to a deficit of approximately $5.809 billion in the same period of 2013.

Exchange Rate Risk and Exchange Rate.

The depreciation of the Turkish Lira against the U.S. dollar or other major currencies, including the euro, might adversely affect the financial condition of the Republic. Any significant depreciation of the Turkish Lira against the U.S. dollar or other major currencies, including the euro, might also have a negative effect on the Republic’s ability to repay its debt denominated in currencies other than the New Turkish Lira, including the amounts due under the notes. As a result of the financial crises in November 2000 and February 2001, the Turkish Lira depreciated from TL675,004 per U.S. dollar at December 31, 2000 to TL1,446,510 per U.S. dollar at December 31, 2001 and then further depreciated to TL1,642,384 per U.S. dollar at December 31, 2002. As the Turkish Government began implementing economic and financial reforms, the value of the Turkish Lira increased to TL1,393,278 per U.S. dollar at December 31, 2003. The Turkish Lira further appreciated to TL1,348,600 per U.S. dollar at December 31, 2004 and was YTL 1.34950 per U.S. dollar at December 31, 2005, YTL1.4056 per U.S. dollar at December 29, 2006 and YTL1.1593 per U.S. dollar at December 31, 2007. Due to the market volatility, the Turkish Lira depreciated to YTL1.5218 per U.S. dollar at December 31, 2008, TL 1.4873 per U.S. dollar at December 31, 2009, TL 1.5376 per U.S. dollar at December 31, 2010, TL 1.8889 per U.S. dollar at December 30, 2011 and TL 1.7862 per U.S. dollar at December 31, 2012. As of April 4, 2014, the exchange rate was TL 2.1393 per U.S. dollar and TL 2.9317 per Euro. In connection with the announcement of increases in short-term interest rates by the MPC on January 28, 2014, the MPC noted that recent domestic and external developments were having an adverse impact on risk perceptions, leading to a significant depreciation in the Turkish lira and a pronounced increase in the risk premium. See “Recent Developments – Key Economic Indicators.”

Accession to the European Union.

The Republic commenced negotiations on its accession to the European Union (the “EU”) on October 3, 2005 and expects to join the EU at some point in the future. However, the Republic’s accession depends on a number of economic and political factors relating to both Turkey and the EU. Although the shared objective of the negotiations is accession, these negotiations are an open-ended process, the outcome and timing of which cannot be guaranteed. The EU decided in 2006 to suspend negotiations in eight out of 35 parts, or “chapters”, and not to “close” the other 27 chapters, of the Republic’s accession negotiations because of the Republic’s restrictions with respect to the Greek Cypriot Administration. More information, as well as a summary of the most recent EU Progress Report released on October 16, 2013, is provided in the section entitled “Recent Developments” under the heading “International Relations” in this prospectus supplement. Delays or other adverse developments in Turkey’s accession to the EU may have a negative effect on Turkey’s economic performance and credit ratings.

Pending Arbitration Proceedings.

Several claimants have filed claims against the Republic ranging in the amounts of $750 million to $10 billion before the International Center for the Settlement of Investment Disputes or under the United Nations Commission on International Trade Arbitration Rules alleging either that (a) they have been harmed because the SDIF’s takeover of banks indirectly impaired their investments in companies affiliated with these banks or their shareholders, without adequate compensation or (b) they have been indirectly harmed because the Republic cancelled certain contracts with companies in which they allege they held investments. While the Republic does not believe that such proceedings will in aggregate have a material adverse impact on the Republic, the outcome of these arbitration proceedings is uncertain.

The Republic’s economy remains vulnerable to external shocks, including the current global economic crisis and those that could be caused by future significant economic difficulties of its major regional trading partners or by more general “contagion” effects, which could have an adverse effect on the Republic’s economic growth and its ability to service its public debt.

Emerging market investment generally poses a greater degree of risk than investment in more mature market economies because the economies in the developing world are more susceptible to destabilization resulting from domestic and international developments.

The Republic’s economy remains vulnerable to external shocks, including the current global economic crisis and the recent turmoil in the European Banking System and the markets for the sovereign debt of certain members of the European Monetary System. If there is a significant decline in the economic growth of any of the Republic’s major trading partners, such as the European Union, or any euro area member experiences difficulties issuing securities in the sovereign debt market or servicing existing debt, it could have a material adverse impact on the Republic’s balance of trade and adversely affect the Republic’s economic growth. The European Union, particularly Germany, is the Republic’s largest export market. A decline in demand for imports from any member of the European Union could have a material adverse effect on Turkish exports and the Republic’s economic growth.

In addition, because international investors’ reactions to the events occurring in one emerging market country sometimes appear to demonstrate a “contagion” effect, in which an entire region or class of investment is disfavored by international investors, the Republic could be adversely affected by negative economic or financial developments in other emerging market countries. The Republic has been adversely affected by such contagion effects on a number of occasions, including following the two financial crises in 1994 and 2000/2001 and the current global economic crisis. In particular, in connection with the announcement of increases in short-term interest rates by the MPC on January 28, 2014, the MPC noted that uncertainties in domestic and foreign markets have increased substantially, and that heightened risk perceptions toward emerging economies have accelerated the depreciation of some emerging market currencies, leading to a deterioration in their inflation outlook. The MPC also stated that recent domestic and external developments were having an adverse impact on risk perceptions, leading to a significant depreciation in the Turkish lira and a pronounced increase in the risk premium. The MPC stated in its summary of the meeting on January 28, 2014 that exchange rate movements in Turkey driven by these developments have increased the risk of inflation hovering significantly above the target for an extended period. In the summary of the MPC meeting held on March 18, 2014, the MPC highlighted the upside risks on the inflation outlook and stated that inflation is expected to increase until June 2014. No assurance can be given that these developments will not have an adverse impact on the financial condition of the Republic. In addition, similar developments can be expected to affect the Turkish economy in the future.

There can be no assurance that any crises such as those described above or similar events will not negatively affect investor confidence in emerging markets or the economies of the principal countries in Europe, including the Republic. In addition, there can be no assurance that these events will not adversely affect the Republic’s economy and its ability to raise capital in the external debt markets in the future.

RECENT DEVELOPMENTS

The information included in this section supplements the information about the Republic contained in the Republic’s Annual Report for 2012 on Form 18-K filed with the SEC on September 16, 2013, as amended by Form 18-K/A filed with the SEC on September 19, 2013, November 5, 2013 and November 12, 2013 and as further amended from time to time. To the extent the information in this section is inconsistent with the information contained in the Annual Report for 2012, as amended from time to time, the information in this section supersedes and replaces such information. Initially capitalized terms not defined in this section have the meanings ascribed to them in the Annual Report for 2012.

GENERAL

Turkey’s economy was impacted by the 2008-2009 global financial crisis but has been recovering from such crisis since the last quarter of 2009. Turkey’s GDP increased by 4.4% in the third quarter of 2013 as compared to the third quarter of 2012. See “Recent Developments — Key Economic Indicators”.

From April 3, 2013 to April 3, 2014, the Istanbul Stock Exchange National 100 Index (since April 5, 2013 the Istanbul Stock Exchange has carried out its operations under the title of “Borsa Istanbul”) decreased by 14.87%. Much of this decrease has occurred in the second half of 2013.

As of September 26, 2013, approximately 200,034 Syrian refugees are in Turkey. On December 4, 2012, NATO approved the deployment of six Patriot anti-missile batteries on Turkey’s border with Syria, which will be used to protect the Turkish border. The six battery units were operational as of February 15, 2013. Relations between Turkey and Syria remain guarded; on July 17, 2013, Turkey’s military confirmed that it counter-fired into a Syrian position in response to fire opened by Syria.

In late May 2013 demonstrations began in Istanbul’s Taksim Gezi Park initially with respect to planned urban development, which were followed by wider protests, demonstrations and strikes in a number of cities. The wider civil unrest had largely subsided by July 2013.

In June 2013, the Capital Markets Board launched an inquiry into certain intermediary institutions with a focus on foreign transactions, following high market volatility with respect to Turkish bonds and equities.

On September 18, 2013, the annual review of Turkey’s economy, referred to as an Article IV consultation, commenced with the visit of an International Monetary Fund (“IMF”) staff mission. The IMF periodically consults with each member state in order to ensure that each member state has in place a sound macroeconomic framework and corresponding policies to promote financial stability, economic growth and free exchange rates. On November 27, 2013, the IMF published a concluding statement describing its findings. In its statement, the mission found that Turkey’s growth continues to become more balanced as a result of increases in private consumption and public investment and low unemployment. As a result of these factors, Turkey’s growth in 2013 was expected to be 3.8%, compared to 2.2% in 2012, driven in part by strengthening domestic demand. However, the IMF statement addressed concerns regarding Turkey’s current account deficit and inflation, noting that in the short term, monetary policy, among other things, needs to be tightened further to meet inflation targets. The IMF further stated that fiscal policy should be tightened to increase the structural primary surplus in 2014. Lastly, the IMF highlighted the need to, in the medium term, increase domestic savings and further implement structural reforms. On December 20, 2013, the IMF Staff Report for the 2013 Article IV Consultation was published. In the report it was highlighted that economic activity has accelerated, in part due to pro-cyclical macroeconomic policies. It was also noted that with domestic demand stronger, the current account deficit is widening again from a high level, and inflation remains above target. However it was also noted that the Republic can only currently sustain growth at the expense of growing external imbalances and that short- and medium-run policies should focus on reducing external vulnerabilities. Among other measures, the IMF mission recommended that (i) the policy framework should be normalized with a clearer focus on inflation, (ii) fiscal policy should be tightened and expenditures should be reined in and higher-than-expected revenues saved, and (iii) ambitious medium term fiscal targets and deepened structural reforms are needed.

On December 17, 2013, a corruption and bribery investigation commenced with the detention and questioning of, among others, the sons of three former cabinet ministers. As a result, on December 25, 2013, the

Minister of Environment and Urban Planning, the Minister of Economy and the Minister of the Interior resigned. On the same day, Turkish Prime Minister Recep Tayyip Erdogan announced eight new cabinet ministers and reshuffled one cabinet member to a new ministerial position. The investigation stems from allegations of illicit gold transfers and bribes paid by the construction industry. In addition, in January 2014, the deputy head of the police force, many police chiefs and a large number of other police officers in 15 cities were removed and a large number of other Turkish police officers and a number of prosecutors were reassigned. In December 2013 and January 2014, anti-government demonstrations were held in Istanbul and Ankara. On February 28, 2014, all detainees, including the sons of the three former cabinet ministers, were released.

In January 2014, the Government issued a proposal to restructure the Supreme Board of Judges and Prosecutors (HSYK), which is the body responsible for appointments in the Turkish judiciary. On February 26, 2014, the President signed a law which gives the Ministry of Justice control with respect to appointing members of the judiciary. In addition, on January 21, 2014 and February 11, 2014, respectively, ninety-six and one hundred sixty-eight Turkish judges and prosecutors were re-assigned pursuant to a decree by the HSYK.

On January 21, 2014, the Istanbul Fourth Administrative Court temporarily suspended the construction of a new airport in Istanbul until the analysis of an environmental impact assessment is completed. On March 11, 2014, the District Administrative Court revoked such suspension.

In the run up to the municipal elections held on March 30, 2014, a number of leaked recordings of senior government officials suggesting corruption appeared on the micro-blogging media platform, Twitter, and leaked recordings of senior government officials discussing military matters appeared on YouTube. On March 21, 2014, the Turkish telecommunications authority (“TIB”) restricted access to Twitter for not implementing the rulings of the Turkish courts. On March 27, 2014, the TIB blocked access to YouTube as a precautionary administrative measure on the basis of a ruling by the Gölbaşi Court of Peace from March 27, 2014 made over a violation of Paragraph 1/b of Article 8 of Law No. 5651 on internet publications, which was reported was for national security reasons. On April 3, 2014, Turkey’s constitutional court lifted the ban on Twitter after the constitutional court ruled on April 2, 2014 that the measure breached freedom of expression laws. On April 4, 2014, an Ankara court ordered the ban on YouTube to be lifted, saying the ban was too broad, but allowed the blockage of 15 specific videos to remain in place.

POLITICAL CONDITIONS

The Justice and Development Party (the “AKP”) won the latest general elections held on June 12, 2011 with 49.8% of the eligible votes and formed the 61st Government of the Republic. The following table sets forth the composition of the Assembly by total number of seats as of April 3, 2014:

Political Party	Number of Seats
Justice and Development Party (AKP)	317
Republican People’s Party (CHP)	134
Nationalist Action Party (MHP)	52
Peace and Democracy Party (BDP)	22
Independents	15
People’s Democratic Party (HDP)	8
Total	548

Source: The Grand National Assembly of Turkey

On March 30, 2014, local elections for municipalities were held. According to the unofficial results, The AKP received 45.5% of the votes, with over 95% of ballot boxes having been opened across the country. Votes for mayors in Turkey’s three big cities were evenly divided between the AKP and the main opposition, the Republican People’s Party. Various Turkish political parties and candidates have applied for a recount of local election votes in several cities including Ankara, Ýstanbul, Yalova, Antalya Aðrý and Adana. On April 3, 2014, the Ankara Electoral Board rejected the Republican People’s Party’s appeal for a vote recount in certain contested local elections. On April 6, 2014, the Republican People’s Party filed a petition of objection with the Supreme Board of Elections seeking to void the election results for the mayor of Ankara. Additionally, local elections will be repeated on June 1, 2014 in one province (Aðrý), four districts and a town in which the local electoral boards cancelled the local election results.

The presidential elections will be held in August 2014, and general elections to elect members of the Grand National Assembly are scheduled to be held in June 2015.

Previously, Parliament elected the President for a seven-year term. However, under a new law enacted on January 19, 2012, the President is now elected by a vote of the general public for a five-year term, and can be re-elected for a second five-year term only once. The current President was granted the right to run for a second term.

KEY ECONOMIC INDICATORS

The following table sets forth increases or decreases in GDP by economic sector (at current prices and expressed in percentages) for the periods indicated:

GDP by Economic Sector		2013 Q1	2013 Q2	2013 Q3	2013 Q4	2013
1.	Agriculture, forestry and fishing	3.92	6.20	12.34	6.62	7.42
2.	Mining and quarrying	1.18	1.31	1.64	1.44	1.40
3.	Manufacturing	15.95	15.95	14.18	15.31	15.31
4.	Electricity, gas, steam and air conditioning supply	1.82	1.78	1.70	1.72	1.75
5.	Water supply, sewerage, waste management and remediation activities	0.63	0.68	0.68	0.63	0.66
6.	Construction	4.52	4.74	4.13	4.31	4.41
7.	Wholesale and retail trade	11.95	12.41	11.58	12.18	12.02
8.	Information and communication	11.13	12.11	11.82	12.58	11.93
9.	Accommodation and food service activities	2.00	2.04	3.66	2.28	2.52
10.	Information and communication	2.28	2.00	1.72	2.02	2.00
11.	Financial and insurance activities	3.79	3.54	2.99	3.19	3.36
12.	Real estate activities	10.71	10.00	9.24	9.77	9.90
13.	Professional, scientific and technical activities	3.87	2.90	2.31	3.55	3.13
14.	Administrative and support service activities	2.31	1.96	1.68	2.25	2.04
15.	Public administration and defense; compulsory social security	4.81	4.14	4.02	4.01	4.23
16.	Education	4.40	3.60	3.09	3.26	3.56
17.	Human health and social work activities	1.73	1.45	1.41	1.41	1.49
18.	Arts, entertainment and recreation	0.26	0.20	0.19	0.20	0.21
19.	Other service activities	1.12	1.01	0.96	1.14	1.06
20.	Activities of household as employers	0.27	0.17	0.14	0.21	0.20
21.	Sectoral total	88.66	88.19	89.49	88.08	88.61
22.	Financial intermediation services indirectly measured	1.97	1.72	1.37	1.44	1.61
23.	Taxes-Subsidies	13.31	13.54	11.88	13.36	13.00
24.	Gross Domestic Product (Purchaser’s Price)	100.00	100.00	100.00	100.00	100.00

Source: TURKSTAT

The following table sets forth increases or decreases in GDP (at constant prices and expressed in percentages) for the periods indicated:

GDP growth rates	Q1	Q2	Q3	Q4	Annual
2012	3.1%	2.7%	1.5%	1.3%	2.1%
2013	2.9%	4.5%	4.3%	4.4%	4.0%

For the month of March 2014, CPI increased by 1.13 % and PPI increased by 0.74% as compared to the previous month.

The Republic’s annual CPI and PPI increased by 8.39% and 12.31%, respectively, in March 2014 as compared to the same month of the previous year. The Republic’s CPI and PPI were 7.40% and 6.97% respectively, in the year 2013.

The Central Bank set the annual inflation target rates for 2014 at 5%. The following table sets forth the quarterly inflation path and uncertainty band for 2014:

Inflation Path Consistent with the Year-End Inflation Target and the Uncertainty Band for 2014

	March	June	September	December
Uncertainty Band (Upper Limit)	7.0	7.0	7.0	7.0
Path Consistent with the Target	5.0	5.0	5.0	5.0
Uncertainty Band (Lower Limit)	3.0	3.0	3.0	3.0

Source: Central Bank

In February 2014, CBRT revised its year-end inflation expectation as 5.2% - 8% (6.6% mid-level).

On April 3, 2014, the Central Bank foreign exchange buying rate for U.S. dollars was TL2.1355 per U.S. dollar, compared to an exchange buying rate of TL1.8061 per U.S. dollar on April 3, 2014. On July 10, 2013, the Turkish central bank sold $1.3 billion, in additional to the $2.25 billion sold on July 8, 2013, in an effort to stabilize the volatility in the exchange rate.

On April 2, 2014, the Government offered an interest rate of 10.69% for its 23-month Government Bond, compared to an interest rate of 5.97% for its 21-month Government Bond on April 10, 2013.

The calendar adjusted industrial production index increased by 7.3% in January 2014 compared to January 2013 (year on year).

The following table indicates unemployment figures for 2013:

2013
January	9.4%	2,645,000
February	9.3%	2,615,000
March	9.4%	2,657,000
April	9.5%	2,684,000
May	9.6%	2,731,000
June	9.7%	2,742,000
July	10.1%	2,852,000
August	10.1%	2,867,000
September	10.2%	2,888,000
October	9.9%	2,799,000
November	9.8%	2,789,000
December	9.4%	2,690,000

Source: TURKSTAT

On March 18, 2014, the Central Bank’s Monetary Policy Committee (the “MPC”) held an interim meeting at which it decided to keep short-term interest rates constant at the following levels:

a) Overnight Interest Rates: Marginal Funding Rate at 12%, the interest rate on borrowing facilities provided for primary dealers via repo transactions at 11.5%, and borrowing rate at 8%;

b) One-week repo rate at 10%;

c) Late Liquidity Window Interest Rates (between 4:00 p.m. – 5:00 p.m.): Borrowing rate at 0%, lending rate at 15%.

In connection with the meeting, the MPC stated that inflation is expected to increase until June 2014, partly reflecting base effects, and indicated that there are upside risks to food prices, core goods inflation and a persisting rise in the underlying trend of services inflation. The MPC highlighted the upside risks on the inflation outlook and assessed that the strong and frontloaded monetary tightening implemented at the January 28, 2014 interim meeting had contained the adverse impact of such risks on medium term inflation expectations. The MPC also stated that inflation expectations and pricing behavior will be closely monitored and a tight monetary policy stance will be maintained until there is a significant improvement in the inflation outlook. The MPC also noted that upward risks on the inflation outlook remain important and that loan growth continues to slow in response to the tight monetary policy stance, recent macro-prudential measures, and weak capital flows.

The MPC noted that in line with the slow-down in loan growth, data regarding the first quarter of 2014 indicated some deceleration in private final domestic demand. Meanwhile, with the help of the recovery in foreign demand, the MPC indicated that net exports are expected to contribute positively to economic growth. The MPC also expressed its view that demand composition will contain upside inflationary pressures and lead to an improvement in the current account deficit in 2014. The MPC also further stated that implementation of the structural reforms required by the Medium Term Program remain of the utmost importance.

As of April 3, 2014, the one-week repo auction rate of the Central Bank was 10.0%, the Central Bank overnight borrowing interest rate was 8.0% and the Central Bank overnight lending interest rate was 12.0%.

TOURISM

In February 2014, the number of foreign visitors visiting the Republic increased by approximately 6.60% to 1,352,188 as compared to the same month of 2013. According to the balance of payments presentation, in January 2014, tourism revenues increased by 7.00% compared to the same month of 2013.

FOREIGN TRADE AND BALANCE OF PAYMENTS

In February 2014, the trade balance (according to the provisional data) posted a deficit of $5.100 billion as compared to a deficit of $7.009 billion in the same period in 2013. In February 2014, total goods imported (c.i.f.)1, including gold imports, decreased by 5.9% to approximately $18.250 billion, as compared to approximately $19.395 billion during the same period in 2013. In February 2014, the import of capital goods, which are used in the production of physical capital, decreased by approximately 8.8% over the same period in 2013; the import of intermediate goods such as partly finished goods and raw materials, which are used in the production of other goods, decreased by approximately 5.9% over the same period in 2013 and the import of consumption goods decreased by approximately 2.3% over the same period in 2013. In February 2013, total goods exported (f.o.b.)2, increased by 6.2% to approximately $13.150 billion, as compared to approximately $12.386 billion during the same period of 2013. In January 2014, the current account produced a deficit of approximately $4.877 billion, as compared to a deficit of approximately $5.809 billion in the same period of 2013. According to the Medium Term Program for the 2014-2016 period that was announced on October 8, 2013 (the “2014 Medium Term Program”), the current account deficit was projected to be $58.8 billion in 2013 and $55.5 billion in 2014.

As of March 28, 2014, total gross international reserves of the Central Bank were approximately $126.528 billion (compared to $126.687 billion as of March 29, 2013), gold reserves were approximately $20.631billion (compared to $21.037 billion as of March 29, 2013) and the Central Bank gross foreign exchange reserves were approximately $105.897 billion (compared to approximately $105.650 billion as of March 29, 2013).

As of April 2, 2014, the Central Bank held approximately TL17.9 billion in public sector deposits.

PUBLIC FINANCE AND BUDGET

During the period from January – February in 2014, the central government consolidated budget expenditures were approximately TL68.8 billion and the central government consolidated budget revenues were approximately TL72.3 billion, compared to central government consolidated budget expenditures of approximately TL64.9 billion and consolidated budget revenues of approximately TL69.4 billion during the same period in 2013.

[1]	c.i.f. means cost, insurance and freight; when a price is quoted c.i.f., it means that the selling price includes the cost of the goods, the freight or transport costs and also the cost of marine insurance. c.i.f. is an international commerce term.
[2]	f.o.b. means free on board; when a price is quoted f.o.b., it means that the selling price includes the cost of the goods, but not the freight or transport costs and the cost of marine insurance. F.o.b. is an international commerce term.

During the period from January – February in 2014, the central government consolidated budget surplus was approximately TL3.6 billion, compared to a central government consolidated budget surplus of approximately TL4.5 billion during the same period in 2013.

During the period from January – February in 2014, the central government consolidated budget primary surplus reached approximately TL11.9 billion, compared to the central government consolidated budget primary surplus of approximately TL14.7 billion during the same period in 2013.

In February 2014, the central government consolidated budget expenditures were approximately TL32.8 billion and the central government consolidated budget revenues were approximately TL34.4 billion, compared to central government consolidated budget expenditures of approximately TL33.9 billion and consolidated central government budget revenues of approximately TL32.5 billion during the same period in 2013.

In February 2014, the central government consolidated budget surplus was approximately TL1.7 billion, compared to a central government consolidated budget deficit of approximately TL1.4 billion during the same period in 2013.

In February 2014, the central government consolidated budget primary surplus reached approximately TL5.0 billion, compared to a central government consolidated budget primary surplus of approximately TL3.5 billion during the same period in 2013.

The following table sets forth the details of the central government budget for the period from January-February 2014 and for February 2014.

Central Government Budget (Thousand TL)	January – February 2014 (cumulative)	February 2014
Budget Expenditures	68,757,211	32,755,956
1-Excluding Interest	60,415,801	29,430,443
Compensation of Employees	20,486,442	8,941,706
Social Security Contributions	3,532,358	1,531,904
Good and Service Purchase	3,605,668	2,259,364
Current Transfers	27,399,826	14,131,952
Capital Expenditures	2,852,375	844,760
Capital Transfers	506,989	390,304
Lending	2,032,143	1,330,453
Reserve Appropriation
2-Interest	8,341,410	3,325,513
Budget Revenues	72,332,225	34,424,289
1-General Budget Revenues	69,609,940	32,726,072
Taxes	62,229,794	29,522,848
Property Income	1,787,420	540,842
Grants and Aids and Special Revenues	432,459	87,656
Interest, Shares and Fines	3,663,079	1,862,165
Capital Revenues	1,457,743	681,363
Collections from Loans	39,445	31,198
2-Special Budget Institutions	1,482,671	842,554
3-Regularity & Supervisory Institutions	1,239,614	855,663
Budget Balance	3,575,014	1,668,333
Balance Excluding Interest	11,916,424	4,993,846

Source: Ministry of Finance

On October 8, 2013, the Government announced the 2014 Medium Term Program, which sets targets for medium term macroeconomic indicators. Under the 2014 Medium Term Program, the Government announced that GDP is expected to grow by 3.6% in 2013, 4.0% in 2014 and 5.0% in 2015 and 2016. The primary surplus to GDP ratio is expected to reach 0.9% for 2013, 1.0% for 2014, 1.2% for 2015 and 1.3% for 2016. In addition, the central government budget deficit to GDP ratio is expected to be 1.2% for 2013, 1.9% for 2014, 1.6% for 2015 and 1.1% for 2016. The current account deficit to GDP ratio is expected to be 7.1% for 2013, 6.4% for 2014, 5.9% for 2015 and 5.5% for 2016. The Government also indicated that the unemployment rate is expected to decline to 8.9% in 2016.

PRIVATIZATION

The Government’s plans for privatization include, among others, the Kangal coal fired power generation plant, the remaining shares of Türk Telekom A.Ş. (“Türk Telekom”), Türk Hava Yollar A.O. (“Turkish Airlines”), Cyprus Turkish Tobacco Processing Industry Ltd., sugar factories, electricity generators/distributors, Baskent Doğalgaz Dağtm A.Ş., bridges and ports, toll roads, Halkbank, Ziraat Bank and the national lottery.

On January 9, 2013 the Privatization Administration announced that 26% of Yeditepe Beynelmilel Otelcilik Turizm ve Ticaret A.Ş’s shares will be privatized. Bidding was expected to close on April 3, 2013, but the deadline for submitting bids was extended to June 5, 2013. Among the four bids received, Aksoy Holding A.Ş. submitted the highest bid at $78.875 million. The sale was approved by the Privatization High Council on June 13, 2013 and the completion of the sale agreement for such privatization is in process.

On June 18, 2013, the Privatization Administration announced that 25% of Oyak İnşaat A.Ş’s shares will be privatized. The deadline for submitting bids was October 2, 2013. On December 11, 2013, three bids were received for 25% of Oyak İnşaat A.Ş’s shares.

On October 5, 2013, the Privatization Administration announced that Derince Port which is owned by the Turkish State Railways will be privatized through a “Grant of Operation Right” for 36 years. On January 17, 2014, six bids were received and on January 21, 2014, the Privatization Administration announced that the final negotiations would take place on January 22, 2014. On January 22, 2014, the privatization was cancelled because bidders failed to place the minimum bid that had been requested by the tender committee.

On November 23, 2013, the Privatization Administration announced that the Yatağan Thermal Power Plant, the Çatalağzi Thermal Power Plant, the Kemerköy Thermal Power Plant, the Yeniköy Thermal Power Plant and the Kemerköy Port Area will be privatized. The deadline for submitting bids is April 10, 2014 for the Kemerköy Port Area and the Kemerköy and Yeniköy Thermal Power Plants, April 21, 2014 for the Çatalağzi Thermal Power Plant and April 30, 2014 for the Yatağan Thermal Power Plant.

On November 26, 2013, the Privatization Administration announced that games of chance will be privatized through license granting. The license term will be ten years and the deadline for submitting bids is May 20, 2014.

BANKING SYSTEM

Turkey has a relatively strong, well capitalized banking system. The banking system in Turkey had a capital adequacy ratio3 of 15.11% and a relatively low non-performing loan ratio4 of 2.73% as of January 2014. As of April 3, 2014, the reserve requirement ratios (the “RRRs” and each, an “RRR”) for FX demand deposits, notice deposits and personal current accounts and FX deposits/participation accounts were 13.0% for maturities less than 1 year and 9% for maturities of 1 year and more. In addition, the RRR for other FX liabilities up to 1-year maturity (including 1-year) were 13.0%, for FX liabilities up to 3-year maturity (including 3-year) were 11.0% and for other FX liabilities longer than 3-year maturity were 6%. As of April 3, 2014, the RRRs for Turkish Lira deposits/participation accounts were between 5% and 11.5% depending on maturity. Furthermore, RRRs were 11.5% for Turkish Lira demand deposits, deposits at notice and personal current accounts.

DEBT

The Central Government’s total domestic debt stock was approximately TL407.1 billion as of the end of February 2014, compared to approximately TL390.8 billion as of February 2013. In February 2014, the average maturity of Turkey’s domestic borrowing was 61.5 months, as compared to 68.3 months as of February 2013. The average annual interest rate on domestic borrowing in local currency (including discounted treasury bills/government bonds) on a compounded basis was 10.9% in February 2014, compared to 6.2% in February 2013.

On October 10, 2013, $1.250 billion of lease certificates that mature on October 10, 2018 and have a 4.557% annual profit rate were issued. On November 12, 2013, €1.250 billion of global notes that mature on

[3]	Regulatory capital/Total risk weighted items
[4]	Gross non-performing loans/Total cash loans

November 12, 2021 and have a 4.350% annual interest rate were issued. On January 29, 2014, $2.5 billion of global notes that mature on March 22, 2024 and have a 5.750% annual interest rate were issued. On February 19, 2014, $1.5 billion of global notes that mature on February 17, 2045 and have a 6.625% annual interest rate were issued.

The total gross outstanding external debt of the Republic was approximately $388.24 billion (at then-current exchange rates) at the end of the fourth quarter of 2013. The table below summarizes the gross external debt profile of the Republic (at period ends).

Gross External Debt Profile (Million $)	2013 Q1	2013 Q2	2013 Q3	2013 Q4
GROSS EXTERNAL DEBT	351,800	367,408	373,149	388,243
SHORT TERM	114,453	124,937	125,001	129,107
Public Sector	12,598	15,382	16,606	17,605
Central Bank	980	963	905	833
Private Sector	100,875	108,592	107,490	110,669
LONG TERM	237,347	242,471	248,148	259,136
Public Sector	92,259	93,207	95,240	98,371
Central Bank	5,657	5,432	4,744	4,401
Private Sector	139,432	143,833	148,164	156,364

Source: Undersecretariat of Treasury

INTERNATIONAL RELATIONS

On September 16, 2013, a Turkish fighter jet shot down a Syrian military helicopter after it entered Turkish airspace and failed to respond to repeated warnings to return to Syria. On March 23. 2014, another Turkish fighter jet shot down a Syrian jet plane for violating Turkish air space in an effort to demonstrate its resolution towards its rules of engagement and determination to protect its borders.

On October 16, 2013, the European Commission published the “Turkey 2013 Progress Report”, assessing the current relations between Turkey and the European Union, analyzing the situation in Turkey in terms of both the political and economic criteria for membership and Turkey’s capacity to take on the obligations of membership. In addressing the political criteria, the report noted that on September 30, 2013, the Turkish government announced a democratization package. The package includes, among other things, legislative reforms related to the structure of the election system and political parties, education reforms allowing private schools to teach in languages and dialects other than Turkish and the strengthening of anti-discrimination laws. Implementation of the democratization package requires the adoption by the parliament and government of both legislation and decrees. While the European Commission recognized these reforms as positive developments, it continued to express concern regarding Turkey’s continued polarizing political climate. Specifically, the European Commission noted the pressing need for Turkey to develop a truly participatory democracy, able to reach out to all segments of society, and further judicial reforms to ensure respect for fundamental freedoms, including the freedom of expression and freedom of assembly. In terms of economic criteria, the European Commission noted that, while Turkey’s economy slowed down in 2012 due to a tightening of monetary policy, in the first quarter of 2013 the economy regained some momentum. However, the report highlights Turkey’s continued economic vulnerability due to its large current account deficit, which may pose a risk to short-term growth. Finally, in connection with Turkey’s capacity to take on obligations of European Union membership, the European Commission noted that progress has been made in a number of key areas including the free movement of goods and financial services. In addition, the report noted significant developments on establishing legal frameworks in the area of migration and asylum. The report concluded that continued efforts are needed towards legislative alignment and increased institutional capacity and further significant progress should continue in the areas of the judiciary and fundamental rights and justice, freedom and security.

On November 5, 2013, the EU opened negotiations on Chapter 22 - Regional Policy and Coordination of Structural Instruments. Chapter 22 aims to eliminate social and economic disparities both in and among Member States. The EU communicated to the Republic certain benchmarks that need to be met with respect to the

Republic’s alignment with and implementation of the acquis communautaire, including among other things, the Republic must submit to the European Commission a capacity building plan for EU Cohesion Policy covering actions at national, regional and local levels and fulfill its obligation of the full non-discriminatory implementation of the Additional Protocol to the Association Agreement towards all Member States.

On November 23, 2013, Turkey’s Ambassador to Egypt was summoned to the Ministry of Foreign Affairs of Egypt and was informed that Egypt’s level of representation in Ankara was downgraded to the level of chargé d’affaires. Turkey’s Ambassador to Egypt was declared “persona non-grata” and was asked to leave Egypt on November 29, 2013 at the latest. These actions resulted from Turkey’s Prime Minister’s criticism of the July 2013 overthrow of ousted Egyptian president, Mohamed Morsi. Upon this development, within the framework of the principle of reciprocity, which constitutes the basis of international relations, the chargé d’affaires of Egypt in Turkey was summoned to the Ministry of Foreign Affairs of the Republic of Turkey, and was informed that relations with Egypt were downgraded to the level of chargé d’affaires. Additionally, the Egyptian Ambassador to the Republic of Turkey, who was recalled from the Republic in August 2013, was declared “persona non-grata”.

On December 1, 2013, Turkey joined the “G20 Troika”, along with Australia and Russia. The “G20 Troika” is a three-member committee made up of the past, current and future host countries of the G20, which supports the G20 presidency. Turkey will take over the G20 presidency in 2015 and will be a member of the “G20 Troika” for a three-year period.

On February 11, 2014, the Ministry of Foreign Affairs announced that Turkey welcomed the resumption of comprehensive settlement negotiations between the Turkish Cypriot and Greek Cypriot sides of Cyprus, under the auspices of the UN.

On March 17, 2014, the Ministry of Foreign Affairs announced that it did not recognize the results of the referendum held in Crimea on Sunday, March 16, 2014, in which voters chose to join Russia.

CONSTITUTIONAL COURT CASE

The Republic has previously engaged in transactions with Hazine Müstesarligi Varlik Kiralama Anonim Sirketi, an asset leasing company incorporated in Turkey in accordance with Article 7/A of Law Number 4749 (the “Issuer”), pursuant to which the Issuer has issued lease certificates from time to time in the domestic and global markets. On April 3, 2013, the parliamentary members of the main opposition party filed a constitutional objection with the Turkish Constitutional Court (the “Court”) challenging the legislation which allows the transactions between the Republic and the Issuer to be exempted from certain formal requirements. On November 1, 2013, the Court announced its decision to reject the constitutional objection.

DESCRIPTION OF THE NOTES

The notes will be issued pursuant to and will be subject to the fiscal agency agreement. The Republic has appointed a registrar, paying agent and transfer agent in accordance with the fiscal agency agreement.

The following description and the description in the accompanying prospectus contain a summary of the material provisions of the notes and the fiscal agency agreement. The Republic has filed a copy of the fiscal agency agreement and the form of notes with the SEC and at the office of the fiscal agent in the city of London.

General Terms of the Notes

The notes:

•	will be issued in an aggregate principal amount of €•.

•	will mature at par on •, 2023.

•	will bear interest at •% per annum from •.

•

will pay interest annually in arrears, on an Actual/Actual daycount basis, on • of each year, commencing on • to be paid to the person in whose name the note is registered at the close of business on the preceding •.

•	the yield of the notes will be •%.

•	will be designated “Collective Action Securities” as described in the accompanying prospectus.

•

upon issuance, will be direct, unconditional and general obligations of the Republic and will rank equally with our other external debt denominated in currencies other than Turkish Lira which is (i) payable to a person or entity not resident in Turkey and (ii) not owing to a Turkish citizen. See “Debt Securities — Status of the Debt Securities” and “Debt Securities — Negative Pledge” in the accompanying prospectus.

•

will be represented by two global notes in fully registered form without coupons. One note will be deposited with the fiscal agent, which will serve as custodian for Cede & Co., as nominee of DTC. The other note will be registered in the nominee name of a common depositary for Euroclear and Clearstream Banking Luxembourg. Beneficial ownership interests will be recorded only on, and transferred only through, the records maintained by DTC, Euroclear and Clearstream Banking Luxembourg and their respective participants.

•	will be issued in denominations of €100,000 and integral multiples of €1,000 in excess thereof.

•	will only be available in definitive form under certain limited circumstances.

The notes will contain provisions regarding acceleration and voting on amendments, modifications, changes and waivers that differ from those applicable to certain other series of U.S. dollar, euro or other monetary unit denominated debt securities issued by the Republic and described in the accompanying prospectus. These provisions are commonly referred to as “collective action clauses.” Under these provisions, the Republic may amend certain key terms of the notes, including the maturity date, interest rate and other payment terms, with the consent of the holders of not less than 75% of the aggregate principal amount of the outstanding notes of the series, voting as a single class. Additionally, if an event of default has occurred and is continuing, the notes may be declared to be due and payable immediately by holders of not less than 25% of the aggregate principal amount of the outstanding notes of the series, voting as a single class. Those provisions are described in the sections entitled “— Default; Acceleration of Maturity” and “— Amendments and Waivers” in this prospectus supplement and “Collective Action Securities” in the accompanying prospectus.

Payments of Principal and Interest

The Republic will make payments of principal and interest on each note by directing the fiscal agent to make a wire transfer of euro to the appropriate clearing system or the clearing system’s nominee or common depositary, as the registered owner of the notes, which will receive the funds for distribution to the beneficial owners. Upon receipt of any payment of principal of or interest on the notes, the respective clearing systems will credit the appropriate participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of such notes as shown on the records of DTC, Euroclear or Clearstream Banking Luxembourg, as the case may be. Payments by participants in DTC, Euroclear and Clearstream Banking Luxembourg to owners of beneficial interests in notes held through such participants will be the responsibility of such participants. Each beneficial owner should contact the institution through which it intends to hold its beneficial interest in the notes to determine how payments of principal or interest on those notes will be credited to its account. The Republic expects that holders of the notes will be paid in accordance with the procedures of each such clearing system.

Beneficial owners of notes who hold their beneficial interest through DTC will receive all payments in U.S. dollars. However, as a beneficial owner of notes denominated in a currency other than U.S. dollars and registered in the name of a nominee of DTC, you may elect to receive all payments in euro by delivering a written notice to the DTC direct participant through which you hold your interest not later than the record date, in the case of an interest payment date, or at least 15 calendar days before the maturity date, in the case of a principal payment. Euroclear and Clearstream Banking Luxembourg will automatically make this election for their participants.

If you hold your beneficial interest through DTC and wish to receive payment in euro, you must provide wire transfer instructions to an account denominated in euro. The direct participant must then notify DTC of this election and DTC will notify the paying agent. In order for your election to take effect, the paying agent must receive this notice from DTC not later than five New York business days after the record date, in the case of an interest payment date, or at least 10 business days before the maturity date, in the case of a principal payment. This election will remain in effect until you revoke it by delivering a written notice to the DTC direct participant through which you hold your interest not later than 15 calendar days before the applicable payment date.

The exchange rate agent will exchange an applicable euro payment, other than amounts that beneficial owners have elected to receive in euro, for U.S. dollars using the following exchange rate: the exchange rate agent’s in-house agency rate (at or prior to 11:00 a. m. New York City time, on the day which is two New York City business days preceding the applicable payment date) for the conversion of euros to U.S. dollars for settlement on the applicable payment date. If an exchange bid quotation is not available from the exchange rate agent, the exchange rate agent will obtain a bid quotation from a leading foreign exchange bank in the City of New York selected by the exchange rate agent after consultation with the Republic. In the event that no such bid quotation is available or the exchange rate agent is unable to convert euros into U.S. dollars, the exchange rate agent will notify DTC that the entire payment of principal or interest, as the case may be, is to be made in euros.

If you hold a beneficial interest in the notes through DTC and you do not elect to receive payments in euro, you will be responsible for all currency exchange costs, which will be deducted from your payments. All determinations that the exchange rate agent makes, after being confirmed by the Republic, will be binding unless they are clearly wrong.

Beneficial owners of notes, who hold their beneficial interests through Euroclear and Clearstream Banking Luxembourg, will not have the option to elect to receive payment in U.S. dollars.

None of the Republic, the fiscal agent, the exchange rate agent or any paying agent will have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial ownership interests in the notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

Payment of Additional Amounts

In addition to the disclosure set forth under “Payment of Additional Amounts” on page 10 of the accompanying prospectus, with respect to any taxes of whatsoever nature imposed, levied, withheld, or assessed by or within Turkey or any authority of or within Turkey, Turkey shall not pay any additional amounts to a holder:

•	who is able to avoid such Taxes by making a declaration of non-residence or other similar claim for exemption to the relevant tax authority;

•

where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of November 26-27, 2000, or any law implementing or complying with, or introduced in order to conform to, such directive; or

•	who would have been able to avoid such withholding or deduction by presenting the notes to another Paying Agent in an EU Member State.

Default; Acceleration of Maturity

Any of the following events will be an event of default with respect to the notes:

(a) the Republic fails to pay, when due, principal of (and premium, if any, on), or interest on, the notes and such failure continues for a period of 30 days; or

(b) the Republic defaults in the performance or observance of or compliance with any of its other obligations set forth in the notes which default is not remedied within 60 days after written notice of such default shall have been given to the Republic by the holder of the notes at the corporate trust office of the fiscal agent in the city of London; or

(c) any other present or future external indebtedness of the Republic for or in respect of moneys borrowed or raised in an amount in the aggregate of not less than US$40,000,000 (or its equivalent in other currencies or composite currency units) becomes due and payable prior to its stated maturity otherwise than at the option of the Republic or any such amount of external indebtedness is not paid, when due, (in accordance with any extension granted in any modification, consent or waiver by the holders of such external indebtedness) or, as the case may be, within any applicable grace period; or

(d) the Republic ceases to be a member of the IMF or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the IMF; or

(e) the Republic announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for the Republic to perform or comply with any of its payment obligations under any notes.

If an event of default described above occurs and is continuing, the holders of at least 25% of the aggregate principal amount of the outstanding notes may, by notice to the fiscal agent, declare all the notes to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to the Republic at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the notes will be immediately due and payable on the date the Republic receives written notice of the declaration, unless the Republic has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding notes may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Fiscal Agent

The fiscal agency agreement contains provisions relating to the obligations and duties of the fiscal agent, to the indemnification of the fiscal agent and to the fiscal agent’s relief from responsibility for actions that it takes.

Paying Agents; Exchange Rate Agent; Transfer Agents; Registrar

The Republic has initially appointed Citibank, N.A., London Branch as paying agent, exchange rate agent, transfer agent and registrar. The Republic may at any time appoint new paying agents, exchange rate agents transfer agents and registrars. The Republic, however, will at all times maintain:

•	a principal paying agent in the city of London, and

•	a registrar in the city of London or another office as designated by the fiscal agent.

In addition, so long as notes are listed on the Official List of the Luxembourg Stock Exchange and admitted to trading on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange and the rules of such stock exchange so require, the Republic will maintain a paying agent in Luxembourg. The Republic has initially appointed KBL European Private Bankers S.A. to serve as its paying agent in Luxembourg.

The Republic will not appoint a transfer agent in Luxembourg until such time, if any, as the notes are listed on the Official List of the Luxembourg Stock Exchange and definitive notes are issued. Upon the issuance of definitive notes, the Republic will appoint a transfer agent located in Luxembourg. The holder may transfer a note in definitive form when the note is presented at the specified offices of the registrar or the transfer agent, together with any other evidence that they may require. In the case of a transfer of part of a note, the registrar or transfer agent will issue a new note in definitive form to the transferee and a second note in respect of the balance of the note to the transferor.

Book-Entry, Delivery and Form

The certificates representing the notes will be issued in the form of two global notes, which are referred to in this prospectus supplement as the “notes.” One note will be deposited with the fiscal agent, which will serve as custodian of Cede & Co., as nominee of DTC. The other note will be registered in the name of a nominee of a common depositary for Euroclear and Clearstream Banking Luxembourg. Except as described below, a note may be transferred in whole and not in part and only to the appropriate clearing system or the clearing system’s nominee or common depositary.

Ownership of beneficial interests in the notes will be limited to “participants” who have accounts with DTC, Euroclear or Clearstream Banking Luxembourg, as the case may be, or persons who hold interests through participants. Ownership of beneficial interests in the notes will be shown on, and the transfer of that ownership will be effected only through, records maintained by DTC, Euroclear and Clearstream Banking Luxembourg or the appropriate clearing system’s nominee or common depositary with respect to interests of participants and the records of participants with respect to interests of persons other than participants.

So long as DTC, Euroclear or Clearstream Banking Luxembourg or the appropriate clearing system’s nominee or common depositary, is the registered owner or holder of the notes, such registered owner or holder of the notes will be considered the sole owner or holder of the notes represented by the notes for all purposes under the fiscal agency agreement and the notes. No beneficial owner of an interest in any note may transfer that interest except in accordance with the relevant clearing system’s applicable procedures, in addition to those provided for under the fiscal agency agreement. Payments of the principal of, and interest on, the notes will be made to DTC, Euroclear or Clearstream Banking Luxembourg or the appropriate clearing system’s nominee or common depositary, as the registered owner of the notes.

Definitive Notes

The Republic will issue notes in definitive form only if the depository for the notes is unwilling or unable to continue as depositary, is ineligible to act as depositary, or ceases to be a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

Payments will be made on any definitive notes at the global trust services office of the fiscal agent in the city of London or the paying agent in Luxembourg. You will not be charged a fee for the registration of transfers or exchanges of definitive notes. You may transfer any definitive registered note, according to the procedures in the fiscal agency agreement, by presenting and surrendering it at the office of any transfer agent. The fiscal agent will exchange without charge definitive notes of the same series of authorized denominations of like tenor as the portion of the global note submitted for exchange.

The Republic will replace any mutilated, destroyed, stolen or lost note or coupon at your expense upon delivery to the fiscal agent or the transfer agent in Luxembourg of the note or coupon or evidence of its destruction, loss or theft satisfactory to the Republic and the fiscal agent, who may also require an indemnity at your expense.

Notices

Notices will be sent to DTC, or its nominee, and Euroclear and Clearstream Banking Luxembourg, or its nominee, as the holder thereof, and DTC, Euroclear and Clearstream Banking Luxembourg will communicate these notices to its participants in accordance with its standard procedures.

If and for so long as the notes are listed on the Official List of the Luxembourg Stock Exchange, the Republic will also publish notices to the holders of the notes in a leading newspaper having general circulation in Luxembourg. The Republic expects that it will initially make such publication in the Luxemburger Wort. Notices can also be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

The Republic will cause notice of any resignation, termination or appointment of any paying agent or transfer agent or the fiscal agent and of any change in the office through which such agent will act to be given as provided under this subsection.

Further Issues of the Notes

From time to time, without the consent of holders of the notes, and subject to the required approvals under Turkish law, the Republic may create and issue additional debt securities with the same terms and conditions as those of the notes (or the same except for the amount of the first interest payment and the issue price), provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the notes have as of the date of issuance of such additional debt securities. The Republic may also consolidate the additional debt securities to form a single series with the outstanding notes.

Amendments and Waivers

The Republic, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the notes with:

•

the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding notes of the series, voting as a single class, that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding notes of the series, voting as a single class.

However, the holders of not less than 75% in aggregate principal amount of the outstanding notes of the series, voting as a single class, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the notes that would:

•	change the due date for the payment of the principal of, or any installment of interest on, the notes;

•	reduce the principal amount of the notes;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the notes;

•	reduce the interest rate of the notes;

•

change the currency in which any amount in respect of the notes is payable or exclude the city of London, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which the Republic is not permitted to redeem the notes if, prior to such action, the Republic is not permitted to do so;

•	change the Republic’s obligation to pay any additional amounts under the notes;

•	change the definition of “outstanding” with respect to the notes;

•	change the governing law provision of the notes;

•

change the Republic’s appointment of an agent for the service of process in the United States or the Republic’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the notes;

•	change the status of the notes, as described under “Debt Securities — Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the notes, amend any event of default under the notes; or

•	reduce the proportion of the principal amount of the notes that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the notes; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

The Republic refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of the notes, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes of the series, voting as a single class) agrees to the change.

If both the Republic and the fiscal agent agree, they may, without your consent, modify, amend or supplement the fiscal agency agreement or the notes for the purpose of:

•	adding to the covenants of the Republic for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon the Republic;

•	securing the notes pursuant to the requirements of the notes or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the notes; or

•

amending the fiscal agency agreement or the notes in any manner which the Republic and the fiscal agent may determine and that is not inconsistent with and does not adversely affect the interest of any holder of notes.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of the notes.

For purposes of determining whether the required percentage of holders of notes is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the notes or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, notes owned, directly or indirectly, by or on behalf of the Republic or any public sector instrumentality of the Republic will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only notes that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank of the Republic of Turkey, any department, ministry or agency of the federal government of the Republic or any corporation, trust, financial institution or other entity owned or controlled by the federal government of the Republic or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Please refer to the section entitled “Meetings and Amendments” in the accompanying prospectus for information on the procedures for convening and conducting meetings of the holders of the notes.

Governing Law

The notes will be governed by the laws of the State of New York, except with respect to the authorization and execution of the notes, which will be governed by the laws of the Republic of Turkey.

Purchase of Notes by the Republic

The Republic may at any time purchase any of the notes in any manner and at any price. If purchases are made by tender, tenders must be available to all holders of the notes alike. All notes that are purchased by or on behalf of the Republic may be held by the Republic or surrendered to the fiscal agent for cancellation, but may not be resold.

General Information

1. The Republic has full power and authority to issue securities, such as the notes, outside Turkey for any and all purposes, under Article 4 and Article 7 of the Law of the Republic Regarding the Regulation of Public Finance and Debt Management (Law No. 4749).

2. The Republic is applying to list the notes on the Official List and trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange in accordance with its rules. The total fees and expenses in connection with the admission of the notes to trading on the Regulated Market are expected to be approximately EUR •.

3. The notes have been accepted for clearance through DTC, Euroclear and Clearstream Banking Luxembourg (Common Code •; US ISIN No. •; XS ISIN •; CUSIP No. •). The address of DTC is 570 Washington Blvd., Jersey City, NJ 07310, United States of America. The address of Euroclear is Boulevard du Roi Albert II, B —1210 Brussels. The address of Clearstream Banking Luxembourg is 42 Avenue JF Kennedy L-1855 Luxembourg.

4. There are no interests of any natural or legal persons, including conflicting interests, that are material to the issue of the notes.

5. The Republic has obtained all necessary consents, approvals and authorizations in the Republic of Turkey in connection with the issue and performance of the notes. The issue of the notes was authorized, pursuant to the provisions of Articles 4 and 7 of the Law Regarding the Regulation of Public Finance and Debt Management of The Republic (Law No. 4749).

6. The address of the Republic is: The Undersecretariat of Treasury of the Republic Prime Ministry, Ismet Inonu Bulvari, No. 36, 06510 Emek, Ankara, Turkey. The telephone number is: +90 312 204 7364.

7. Save as disclosed on pages S-17 through S-19 of this prospectus supplement and in the Annual Report of the Republic on the Form 18-K for the fiscal year ended December 31, 2012, as filed with the SEC on September 16, 2013, as amended from time to time (the “Annual Report for 2012”), since December 31, 2012 there have been no significant changes relating to public finance and trade.

8. Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in any state or federal court in the City of New York or in any competent court in Turkey. Turkey’s waiver of immunity does not extend to actions under the United States federal securities laws or state securities laws.

According to Article 82.1 of the Execution and Bankruptcy Law of Turkey (Law No. 2004) published in The Official Gazette (No. 2128) on June 19, 1932, assets and properties of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities. See “Debt Securities — Governing Law and Consent to Service” in the accompanying prospectus.

9. The information contained in the Annual Report for 2012, which contains the economic, financial and statistical information for fiscal years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008, shall be deemed to be incorporated by reference in, and to form part of, this prospectus supplement and accompanying prospectus.

The information included in the ‘Recent Developments’ section of this Prospectus Supplement supplements the information contained in the Republic’s Annual Report for 2012. To the extent that the information in the ‘Recent Developments’ section is inconsistent with the information contained in the Annual Report for 2012, the information in the ‘Recent Developments’ section supersedes and replaces such information.

10. So long as the notes are listed on the Official List of the Luxembourg Stock Exchange and the rules of the exchange so require, copies of the following documents may be inspected at the registered office of the paying agent in Luxembourg:

(a) the latest available annual report of the Republic on the Form 18-K filed with the SEC with economic, financial and statistical information for the five preceding years;

(b) the amendments to the latest available annual report of the Republic of the Form 18-K/A filed with the SEC;

(c) copies of the following contractual documents: the Fiscal Agency Agreement, the Underwriting Agreement and the notes; and

(d) the budget of the Republic for the current fiscal year.

11. Save as disclosed on page S-21 of this prospectus supplement and in the Annual Report for 2012, the Republic has not been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Republic is aware) during the 12 months preceding the date of this prospectus supplement which may have, or have had in the recent past, significant effects on the financial position of the Republic.

The prospectus supplement and the accompanying prospectus including the documents containing the information incorporated by reference will be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

GLOBAL CLEARANCE AND SETTLEMENT

The Republic has obtained the information in this section from sources it believes to be reliable, including from DTC, Euroclear and Clearstream Banking Luxembourg, but the Republic takes no responsibility for the accuracy of this information. DTC, Euroclear and Clearstream Banking Luxembourg are under no obligation to perform or continue to perform the procedures described below, and they may modify or discontinue them at any time. Neither the Republic nor the registrar will be responsible for DTC’s, Euroclear’s or Clearstream Banking Luxembourg’s performance of their obligations under their rules and procedures; nor will the Republic or the registrar be responsible for the performance by direct or indirect participants of their obligations under their rules and procedures.

Introduction

The Depository Trust Company

DTC is:

•	A limited-purpose trust company organized within the meaning of the New York Banking Law;

•	a “banking organization” under the New York Banking Law;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934.

DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between its participants. It does this through electronic book-entry changes in the accounts of its direct participants, eliminating the need for physical movement of securities certificates. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the NASDAQ, the American Stock Exchange and the National Association of Securities Dealers, Inc.

According to DTC, the foregoing information about DTC has been provided to the Republic for informational purposes only and is not a representation, warranty or contract modification of any kind.

Euroclear and Clearstream Banking Luxembourg

Like DTC, Euroclear and Clearstream Banking Luxembourg hold securities for their participants and facilitate the clearance and settlement of securities transactions between their participants through electronic book-entry changes in their accounts. Euroclear and Clearstream Banking Luxembourg provide various services to their participants, including the safekeeping, administration, clearance and settlement and lending and borrowing of internationally traded securities. Euroclear and Clearstream Banking Luxembourg participants are financial institutions such as the underwriters, securities brokers and dealers, banks, trust companies and other organizations. The underwriters are participants in Euroclear or Clearstream Banking Luxembourg. Other banks, brokers, dealers and trust companies have indirect access to Euroclear or Clearstream Banking Luxembourg by clearing through or maintaining a custodial relationship with Euroclear or Clearstream Banking Luxembourg participants.

Initial Settlement

If you plan to hold your interests in the notes through DTC, you will follow the settlement practices applicable to global security issues. If you are an investor on the settlement date, you will pay for the notes by wire transfer and the entity through which you hold your interests in the notes will credit your securities custody account. If you plan to hold your interests in the notes through Euroclear or Clearstream Banking Luxembourg, you will follow the settlement procedures applicable to conventional Eurobonds in registered form. Interests in those notes will be credited to the securities custody accounts of Euroclear holders on the business day following the issue date against payment for value on the issue date and of Clearstream Banking Luxembourg holders on the issue date against payment in same day funds.

Secondary Market Trading

The purchaser of securities determines the place of delivery in secondary market trading. Therefore, it is important for you to establish at the time of the trade where both the purchaser’s and seller’s accounts are located to ensure that settlement can be made on the desired value date, that is, the date specified by the purchaser and seller on which the price of the securities is fixed.

Ownership of notes through DTC, Euroclear and Clearstream Banking Luxembourg

The Republic will issue one of the notes in the form of a fully registered book-entry security, registered in the name of Cede & Co., a nominee of DTC. Financial institutions, acting as direct and indirect participants in DTC, will represent your beneficial interests in the book-entry security. These financial institutions will record the ownership and transfer of your beneficial interests through book-entry accounts.

The Republic will issue one of the notes in the form of a fully registered book-entry security, registered in the name of a nominee of a common depositary Euroclear and Clearstream Banking Luxembourg. If you are a participant in such systems, or indirectly through organizations that are participants in such systems you may hold a beneficial interest in the notes through such system. Euroclear and Clearstream Banking Luxembourg will hold their participants’ beneficial interests in the book-entry security in their customers’ securities accounts with their depositaries.

The Republic and the fiscal agent generally will treat the registered holders of the two notes, initially Cede & Co. and a nominee of a common depositary, respectively, as the absolute owner of the notes for all purposes. Once the Republic and the fiscal agent make payments to the registered holders, the Republic and the fiscal agent will no longer be liable on the notes for the amounts so paid. Accordingly, if you own a beneficial interest in the book-entry security, you must rely on the procedures of the institutions through which you hold your interests in the book-entry security (including DTC, Euroclear, Clearstream Banking Luxembourg, and their participants) to exercise any of the rights granted to the holder of the book-entry security. Under existing industry practice, if you desire to take any action that Cede & Co. or a nominee of a common depositary, as the holder of such applicable book-entry security, is entitled to take, then Cede & Co. would authorize the DTC participant through which you own your beneficial interest to take such action, and that DTC participant would then either authorize you to take the action or act for you on your instructions or a nominee of a common depositary would authorize the Euroclear or Clearstream Banking Luxembourg participant through which you own your beneficial interest to take such action, and that Euroclear or Clearstream Banking Luxembourg participant would then either authorize you to take the action or act for you on your instructions, as the case may be.

DTC and Euroclear and Clearstream Banking Luxembourg may grant proxies or authorize its participants (or persons holding beneficial interests in the notes through such participants) to exercise any rights of a holder or take any other actions that a holder is entitled to take under the fiscal agency agreement or the notes. Euroclear and Clearstream Banking Luxembourg will take such actions only in accordance with their respective rules and procedures.

The fiscal agent will not charge you any fees for the notes, other than reasonable fees for the replacement of lost, stolen, mutilated or destroyed notes. However, you may incur fees for the maintenance and operation of the book-entry accounts with the clearing systems in which your beneficial interests are held.

The laws of some states require certain purchasers of securities to take physical delivery of the securities in definitive form. These laws may impair your ability to transfer beneficial interests in the notes to such purchasers. DTC and Euroclear and Clearstream Banking Luxembourg can act only on behalf of its direct participants, who in turn act on behalf of indirect participants and certain banks. Thus, your ability to pledge a beneficial interest in the notes to persons that do not participate in the DTC system or Euroclear or Clearstream Banking Luxembourg system, as applicable, and to take other actions, may be limited because you will not possess a physical certificate that represents your interest.

Transfers Within and Between DTC, Euroclear and Clearstream Banking Luxembourg

Trading Between DTC Purchasers and Sellers

DTC participants will transfer interests in the notes among themselves in the ordinary way according to DTC rules. DTC participants will pay for such transfers by wire transfer.

Trading Between Euroclear and/or Clearstream Banking Luxembourg Participants

Participants in Euroclear and Clearstream Banking Luxembourg will transfer interests in the notes among themselves in the ordinary way according to the rules and operating procedures of Euroclear and Clearstream Banking Luxembourg.

Trading Between a DTC Seller and a Euroclear or Clearstream Banking Luxembourg Purchaser

When the notes are to be transferred from the account of a DTC participant to the account of a Euroclear or Clearstream Banking Luxembourg participant, the purchaser must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to receive the notes and make payment for them. On the settlement date, the depositary will make payment to the DTC participant’s account and the notes will be credited to the depositary’s account. After settlement has been completed, DTC will credit the notes to Euroclear or Clearstream Banking Luxembourg, Euroclear or Clearstream Banking Luxembourg will credit the notes, in accordance with its usual procedures, to the participant’s account, and the participant will then credit the purchaser’s account. These securities credits will appear the next day (European time) after the settlement date. The cash debit from Euroclear’s or Clearstream Banking Luxembourg’s account will be back-valued to the value date (which will be the preceding day if settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the cash debit will instead be valued at the actual settlement date.

Participants in Euroclear and Clearstream Banking Luxembourg will need to make funds available to Euroclear or Clearstream Banking Luxembourg in order to pay for the notes by wire transfer on the value date. The most direct way of doing this is to pre-position funds (i.e., have funds in place at Euroclear or Clearstream Banking Luxembourg before the value date), either from cash on hand or existing lines of credit. Under this approach, however, participants may take on credit exposure to Euroclear and Clearstream Banking Luxembourg until the notes are credited to their accounts one day later.

As an alternative, if Euroclear or Clearstream Banking Luxembourg has extended a line of credit to a participant, the participant may decide not to pre-position funds, but to allow Euroclear or Clearstream Banking Luxembourg to draw on the line of credit to finance settlement for the notes. Under this procedure, Euroclear or Clearstream Banking Luxembourg would charge the participant overdraft charges for one day, assuming that the overdraft would be cleared when the notes were credited to the participant’s account. However, interest on the notes would accrue from the value date. Therefore, in many cases the interest income on notes which the participant earns during that one-day period will substantially reduce or offset the amount of the participant’s overdraft charges. Of course, this result will depend on the cost of funds (i.e., the interest rate that Euroclear or Clearstream Banking Luxembourg charges) to each participant.

Since the settlement will occur during New York business hours, a DTC participant selling an interest in the notes can use its usual procedures for transferring notes to the depositaries of Euroclear or Clearstream Banking Luxembourg for the benefit of Euroclear or Clearstream Banking Luxembourg participants. The DTC seller will receive the sale proceeds on the settlement date. Thus, to the DTC seller, a cross-market sale will settle no differently than a trade between two DTC participants.

Trading Between a Euroclear or Clearstream Banking Luxembourg Seller and DTC Purchaser

Due to time zone differences in their favor, Euroclear and Clearstream Banking Luxembourg participants can use their usual procedures to transfer notes through their depositaries to a DTC participant. The seller must first send instructions to Euroclear or Clearstream Banking Luxembourg through a participant at least one business day prior to the settlement date. Euroclear or Clearstream Banking Luxembourg will then instruct its depositary to credit the notes to the DTC participant’s account and receive payment. The payment will be credited in the account of the Euroclear or Clearstream Banking Luxembourg participant on the following day, but the receipt of the cash proceeds will be back-valued to the value date (which will be the preceding day if the settlement occurs in New York). If settlement is not completed on the intended value date (i.e., the trade fails), the receipt of the cash proceeds will instead be valued at the actual settlement date.

If the Euroclear or Clearstream Banking Luxembourg participant selling the notes has a line of credit with Euroclear or Clearstream Banking Luxembourg and elects to be in debit for the notes until it receives the sale proceeds in its account, then the back-valuation may substantially reduce or offset any overdraft charges that the participant incurs over that one-day period.

Finally, a day trader that uses Euroclear or Clearstream Banking Luxembourg and that purchases notes from a DTC participant for credit to a Euroclear or Clearstream Banking Luxembourg accountholder should note that these trades would automatically fail on the sale side unless affirmative action were taken. At least three techniques should be readily available to eliminate this potential problem:

(a) borrowing through Euroclear or Clearstream Banking Luxembourg for one day (until the purchase side of the day trade is reflected in its Euroclear or Clearstream Banking Luxembourg account) in accordance with the clearing system’s customary procedures;

(b) borrowing the notes in the United States from a DTC participant no later than one day prior to settlement, which would give the notes sufficient time to be reflected in the borrower’s Euroclear or Clearstream Banking Luxembourg account in order to settle the sale side of the trade; or

(c) staggering the value dates for the buy and sell sides of the trade so that the value date for the purchase from the DTC participant is at least one day prior to the value date for the sale to the Euroclear or Clearstream Banking Luxembourg accountholder.

TAXATION

United States

The following discussion describes the material U.S. federal income tax consequences of your purchase, ownership and disposition of a note. This discussion assumes that you (i) hold the note as a capital asset (generally, asset held for investment), (ii) were the initial purchaser of that note, and (iii) acquired the note at its issue price. This discussion also assumes that you are not subject to any special U.S. federal income tax rules, including, among others, the special tax rules applicable to:

•	dealers in securities or currencies;

•	securities traders using a mark-to-market accounting method;

•	banks or life insurance companies;

•	persons subject to the alternative minimum tax;

•	persons that do not use the U.S. dollar as their functional currency; or

•	tax-exempt organizations.

Finally, this discussion assumes that you are not using a note as part of a more complex transaction, such as a “straddle” or a hedging transaction. If any of these assumptions are not correct in your case, the purchase, ownership or disposition of a note may have U.S. federal income tax consequences for you that differ from, or are not covered in, this discussion.

This discussion does not cover any state, local or foreign tax issues, nor does it cover issues under the U.S. federal estate or gift tax laws. The discussion is based on the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and the regulations, rulings and judicial decisions interpreting the Code as of the date that this prospectus supplement was issued. These authorities may be repealed, revoked or modified, possibly retroactively, so the discussion below might not be reliable in the future. Turkey has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with all of such statements and conclusions.

If a partnership (including any entity classified as a partnership for U.S. federal income tax purposes) is a beneficial owner of a note, the tax treatment of a partner in that partnership generally will depend on the status of the partner and the activities of the partnership. Holders of notes that are partnerships and partners in those partnerships should consult their own tax advisor regarding the U.S. federal income tax consequences of purchase, ownership and disposition of the notes.

You should consult your own tax advisor concerning the federal, state, local, foreign and other tax consequences to you of the purchase, ownership or disposition of a note.

U.S. Holders

This section applies to you if you are a “U.S. Holder,” meaning that you are the beneficial owner of a note and you are:

•	an individual citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income taxation regardless of its source;

•

a trust (A) if a court within the United States is able to exercise primary jurisdiction over your administration and one or more “United States persons” as defined in the Code (each a “U.S. Person”) have authority to control all your substantial decisions, or (B) that was in existence on August 20, 1996 and has made a valid election under U.S. Treasury regulations to be treated as a domestic trust; or

•	a partnership, but only with respect to partners that are U.S. Holders under any of the foregoing clauses.

Payments of Interest.    Payments or accruals of stated interest on a note generally will be taxable to you as ordinary interest income. If you generally report your taxable income using the accrual method of accounting, you must include payments of interest in your income as they accrue. If you generally report your taxable income using the cash method of accounting, you must include payments of interest in your income when you actually or constructively receive them. However, please refer to the discussion below under “Pre-issuance Interest” for the treatment of pre-issuance interest.

In addition to interest on the notes, you will be required to include any tax withheld from the interest payment as ordinary interest income, even though you did not in fact receive it, and any additional amounts paid in respect of such tax withheld. For purposes of the foreign tax credit provisions of the Code, interest (including any additional amounts) on a note generally will constitute foreign source income and will be categorized as passive or general category income depending on your circumstances.

If you are a taxpayer that uses the cash method of accounting for tax purposes, you will be required to include in income the U.S. dollar value of the euro interest, translated at the spot rate of exchange on the date of receipt, whether or not you convert the euro into U.S. dollars.

If you are a taxpayer that uses an accrual method of accounting for tax purposes, you may determine the amount of income that you recognize with respect to an interest payment by using one of two methods. Under the first method, you will accrue interest income on a note in euros and translate the amount accrued into U.S. dollars based on the average exchange rate in effect during the interest accrual period or, with respect to an interest accrual period that spans two taxable years, at the average exchange rate for the portion of the period within the taxable year. Alternatively, you may elect to translate all interest income on the notes at the spot rate in effect on the last day of the accrual period in the taxable year or, with respect to an interest accrual period that spans two taxable years, at the spot rate on the last day of the portion of the period within the taxable year. Additionally, under this second alternative, you may translate the euro interest accrued into U.S. dollars on the date the interest payment is received if that date is within five business days of the end of the accrual period. If made, this election must be applied consistently to all debt instruments held at the beginning of the first taxable year to which the election applies and to all debt instruments subsequently acquired. The election cannot be changed without the consent of the IRS. If you use the accrual method of accounting, you will recognize foreign currency gain or loss on the receipt of an interest payment (including, on the sale or other disposition of a note, a payment attributable to accrued but unpaid interest) if the spot rate of exchange on the date the payment is received differs from the rate applicable to a previous accrual of that income as determined above. Such foreign currency gain or loss will be treated as ordinary income or loss, but generally will not be treated as an adjustment to interest income received on a note.

If you hold a beneficial interest in the notes through DTC and you do not elect to receive payments in euro, additional U.S. federal income tax consequences not discussed herein may be applicable to you. You should consult your own tax advisor regarding the potential application of such U.S. federal income tax consequences to you.

Original Issue Discount.    For U.S. federal income tax purposes, a note will be treated as issued with original issue discount (“OID”) if the excess of the “stated redemption price at maturity” of the note over its “issue price” equals or exceeds the “de minimis” amount (generally, 0.25 of one percent of such note’s stated redemption price at maturity multiplied by the number of complete years from the issue date to the maturity date). The stated redemption price at maturity equals the sum of all payments due under the notes, other than any payments of “qualified stated interest.” A “qualified stated interest” payment generally is a payment of stated interest that is unconditionally payable in cash or property, or that will be constructively received, at least annually during the entire term of the note. The issue price will generally equal the initial public offering price at which a substantial number of notes are issued in a given offering.

You must include in gross income amounts of non-de minimis OID as ordinary interest income on an accrual basis generally under a “constant yield to maturity” method described below (whether you are a cash or accrual basis taxpayer). Generally, OID must be included in income in advance of the receipt of cash representing such income.

The amount of OID on a note that you must include in income during a taxable year is the sum of the “daily portions” of OID for that note. The daily portions are determined by allocating to each day in an “accrual period” (generally the period between compounding dates) a pro rata portion of the OID attributable to that accrual period. The amount of OID attributable to an accrual period is the product of the “adjusted issue price” of the notes at the beginning of the accrual period and its yield to maturity reduced by the sum of the payments of qualified stated interest on the note allocable to the accrual period. The “adjusted issue price” of a note at the beginning of any accrual period is generally equal to the sum of its issue price and all prior accruals of OID. Cash payments on an OID note are allocated first to any stated interest then due, then to previously accrued OID (in the order of accrual) to which cash payments have not yet been allocated, and then to principal.

You should determine the U.S. dollar amount includible in income as OID for each accrual period by (i) calculating the euro amount of OID allocable to each accrual period using the constant-yield method described above; and (ii) translating the euro amount of so derived at the average exchange rate in effect during that accrual period, or portion of such accrual period within your taxable year, or, at your election (as described above under “Payments of Interest”), at the spot rate of exchange on (i) the last day of the accrual period, or the last day of the taxable year within such accrual period if the accrual period spans more than one taxable year, or (ii) on the date of receipt, if such date is within five business days of the last day of the accrual period.

Such election must be applied consistently by you to all debt instruments from year to year and can be changed only with the consent of the IRS. You will recognize foreign currency gain or loss with respect to the OID income accrued on a note on the date cash is received in respect of such income (including, on the sale or other disposition of a note, the receipt of proceeds that include amounts attributable to OID previously included in income) if the spot rate of exchange on the date the cash is received differs from the rate applicable to a previous accrual of that income as determined above. For these purposes, all payments on a note will be treated first, as payments of previously accrued OID (to the extent thereof), with payments considered made for the earliest accrual period in which the OID has accrued and to which prior receipts or payments have not been attributable, and second, as the payment of principal. Such foreign currency gain or loss generally will be treated as ordinary income or loss, but generally will not be treated as an adjustment to OID accrued on the notes. You should be aware that because cash payments in respect of accrued OID on a note may not be made until maturity or other disposition of the note, a greater possibility exists for the fluctuations in foreign currency exchange rates (and the required recognition of gain or loss) than is the case for foreign currency instruments issued without OID. You should consult with your tax advisor regarding the interplay between the application of the OID and foreign currency exchange gain or loss rules.

You generally may make an irrevocable election to include in your income the entire return on an OID note (including payments of qualified stated interest) under the constant yield method applicable to OID.

For purposes of the foreign tax credit provisions of the Code, any OID accrued on a note and included in your income will constitute foreign source income and generally will be classified as passive or general category income depending on your circumstances.

Treatment of Premium.    If your basis upon purchase of a note (not taking into account accrued pre-issuance interest) is greater than its principal amount, you will be considered to have purchased the note at a premium. You generally may elect to amortize this premium over the term of the note. If you make this election, the amount of interest income you must report for U.S. federal income tax purposes with respect to any interest payment date will be reduced by the amount of premium allocated to the period from the previous interest payment date to that interest payment date. The amount of premium allocated to any such period is calculated by taking the difference between (i) the stated interest payable on the interest payment date on which that period ends and (ii) the product of (a) the note’s overall yield to maturity and (b) your purchase price for the note (reduced by amounts of premium allocated to previous periods). If you make the election to amortize premium, you must apply it to the note and to all debt instruments acquired at a premium that you hold at the beginning of your taxable year in which you make the election and all debt instruments you subsequently purchase at a premium, unless you obtain the consent of the IRS to a change.

If you do not make the election to amortize premium on a note and you hold the note to maturity, you will have a capital loss for U.S. federal income tax purposes, equal to the amount of the premium, when the note matures. If you do not make the election to amortize premium and you sell or otherwise dispose of the note before maturity, the premium will be included in your “tax basis” in the note as defined below, and therefore will decrease the gain, or increase the loss, that you otherwise would realize on the sale or other disposition of the note.

Amortizable premium in respect of a note will be computed in euros and will reduce interest income in euros. At the time amortized premium offsets interest income, exchange gain or loss, which will be taxable as ordinary income or loss, will be realized on the amortized premium on such debt security based on the difference between (i) the spot rate of exchange on the date or dates such premium is recovered through interest payments on the note and (ii) the spot rate of exchange on the date on which you acquired the note.

Pre-issuance Interest.    If a note is issued with pre-issuance accrued interest, you may treat the note, for U.S. federal income tax purposes, as having been issued for an amount that excludes the pre-issuance accrued interest. In that event, a portion of the first stated interest payment equal to the excluded pre-issuance accrued interest will be treated as a return of such pre-issuance accrued interest and will not be taxable to you or otherwise treated as an amount payable on the note.

Disposition of Notes.    If you sell or otherwise dispose of a note, you generally will recognize a gain or loss equal to the difference between your “amount realized” and your “adjusted tax basis” in the note. Your “amount realized” will be the value of what you receive for selling or otherwise disposing of the note, other than amounts that represent interest that is due to you but that has not yet been paid (which will be taxed to you as ordinary interest income to the extent not previously included in income). If your note is sold or retired for an amount in foreign currency, the amount you realize will be the U.S. dollar value of such amount on the date the note is disposed of or retired, except that in the case of a note that is traded on an established securities market (as defined in applicable U.S. Treasury regulations), if you are a cash basis taxpayer, or an accrual basis taxpayer that so elects, you will determine the amount realized based on the U.S. dollar value of the foreign currency on the settlement date of the sale. Your “adjusted tax basis” in the note will equal the U.S. dollar value of the euro amount that you paid for the note, increased by the amount of OID (if any) that you have included as income, and decreased (but not below zero) by any amortized premium (as described above) and by any pre-issuance accrued interest excluded from income and cash payments of principal (if any) that you have received with respect to the note. The U.S. dollar amount that is actually paid by you for a note may differ from the amount determined under the preceding sentence, since the U.S. dollar purchase price will be determined using a currency exchange rate determined as of the pricing date, rather than the settlement date. You may recognize U.S. source foreign currency gain or loss in an amount equal to such difference.

Subject to the discussion below of foreign currency gain or loss, gain or loss from the sale or other disposition of a note generally will be capital gain or loss, and will be long-term capital gain or loss if at the time you sell or dispose of the note, you have held the note for more than one year. Under the current tax law, net capital gains of non-corporate taxpayers may be taxed at lower rates than items of ordinary income. Limitations may apply to your ability to deduct a capital loss. Any capital gains or losses that arise when you sell or dispose of a note generally will be treated as U.S. source income, or loss allocable to U.S. source income, for purposes of the foreign tax credit provisions of the Code. Therefore, you may not be able to claim a credit for any Turkish taxes imposed upon a disposition of a note unless you have other income from foreign sources and other requirements are met.

You must treat any portion of the gain or loss recognized on the sale or disposition of a note as ordinary income to the extent that gain or loss is attributable to changes in the U.S. dollar — euro exchange rate. Gain or loss attributable to changes in the U.S. dollar – euro exchange rate will equal the difference between (i) the U.S. dollar value of the principal amount of the note determined on the date the payment is received or the note is disposed of, and (ii) the U.S. dollar value of the principal amount of the note determined on the date you acquired the note. Such gain or loss, however, will be taken into account only to the extent of the total gain or loss realized on the sale or disposition.

Medicare Tax.     A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8 percent tax on the lesser of (i) the U.S. Holder’s

“net investment income” (or, in the case of an estate or trust, the “undistributed net investment income”) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its interest income and its net gains from the disposition of the notes, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities).

Information with Respect to Foreign Financial Assets.    Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year generally will be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. The notes may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the notes.

Non-U.S. Holders

This section applies to you if you are a “Non-U.S. Holder,” meaning that you are a beneficial owner of a note and are not a “U.S. Holder” as defined above.

Payments of Interest.    Subject to the discussion of backup withholding below, you generally will not be subject to U.S. federal income tax on interest that you receive on a note unless you are engaged in a trade or business in the United States and the interest on the note is treated for U.S. federal tax purposes as “effectively connected” to that trade or business. If you are engaged in a U.S. trade or business and the interest income is deemed to be effectively connected to that trade or business, you generally will be subject to U.S. federal income tax on that interest in the same manner as if you were a U.S. Holder. In addition, if you are a non-U.S. corporation, your interest income subject to tax in that manner may increase your liability under the U.S. branch profits tax.

Disposition of Notes.    Subject to the backup withholding discussion below, you generally will not be subject to U.S. federal income tax or withholding tax for any capital gain that you realize when you sell a note unless:

•	that gain is effectively connected for tax purposes to any U.S. trade or business you are engaged in; or

•

if you are an individual, you (i) are present in the United States for 183 days or more in the taxable year in which you sell the note or (ii) you have a tax home (as defined in the Code) in the United States in the taxable year in which you sell the note and the gain is attributable to any office or other fixed place of business that you maintain in the United States.

Backup Withholding and Information Reporting

In general, if you are a noncorporate U.S. Holder, and unless you prove that you are exempt, information reporting requirements will apply to payments of principal, any premium and interest to you and the accrual of OID, if any, if such payments are made within the United States or by or through a custodian or nominee that is a “U.S. Controlled Person,” as defined below. Backup withholding will apply to such payments of principal and interest if you fail to (i) provide an accurate taxpayer identification number; (ii) certify that you are not subject to backup withholding; or (iii) report all interest and dividend income required to be shown on your U.S. federal income tax returns.

In general, if you are a Non-U.S. Holder, you are exempt from these withholding and reporting requirements, but you may be required to comply with certification and identification procedures in order to prove your exemption. If you hold a note through a foreign partnership, these certification procedures would generally be applied to you as a partner. If you are paid the proceeds of a sale or redemption of a note effected at the U.S. office of a broker, you generally will be subject to the information reporting and backup withholding rules described in the immediately preceding two sentences. In addition, the information reporting rules will apply to payments of proceeds of a sale or redemption effected at a foreign office of a broker that is a “U.S. Controlled Person,” as defined below, unless the broker has documentary evidence that the holder or beneficial owner is not a U.S. Holder or the holder or beneficial owner otherwise establishes an exemption. A U.S. Controlled Person is:

•	a U.S. Person;

•	a controlled foreign corporation for U.S. federal tax purposes;

•	a foreign person 50% or more of whose gross income is effectively connected with a U.S. trade or business for tax purposes for a specified three-year period; or

•	a foreign partnership in which U.S. Persons hold more than 50% of the income or capital interests or which is engaged in a U.S. trade or business.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to you generally will be allowed as a refund or a credit against your U.S. federal income tax liability as long as you provide the required information to the IRS in a timely manner.

The Republic of Turkey

Article 30 of the Corporation Tax Law of The Republic (Law No. 5520) (the “Corporation Tax Law”) (published in the Official Gazette dated June 21, 2006, No. 26205) requires a 15% withholding tax from the interest received under the Notes by the limited tax liability persons, whom are legal entities resident outside the Republic. However, according to Article 30 of the Corporation Tax Law and the Council of Ministers’ Decree (Decree No. 2009/14593) (the “Decree No. 2009/14593”) (published in the Official Gazette dated February 3, 2009, No. 27130) issued thereunder, the rate of such withholding tax is reduced to 0%.

Article 94 of the Income Tax Law of The Republic (Law No. 193) (the “Income Tax Law”) (published in the Official Gazette dated January 6, 1961, No. 10700) requires a 25% withholding tax from the interest received under the Notes by the limited tax liability persons, whom are individuals resident outside the Republic. However, according to Article 94 of the Income Tax Law and the Council of Ministers’ Decree (Decree No. 2009/14592) (the “Decree No. 2009/14592”) (published in the Official Gazette dated February 3, 2009, No. 27130) issued thereunder, the rate of such withholding tax is reduced to 0%.

There can be no assurance that such rates will continue to be 0%, but in the event to any increase in such rates, the Republic will be obliged to pay additional amounts as specified in Condition 5 of the Terms and Conditions of the Notes.

It should be noted that, according to Article 15(b) of the Law Regarding the Regulation of Public Finance and Debt Management (Law No. 4749) the principal amount of the Notes and the interest thereon on each interest payment date shall be considered part of the consolidated State debt and as a result shall be exempt from any and all Turkish taxes, including withholding tax, and the issuance, delivery and execution of the Notes are also exempt from Turkish stamp tax and, according to Section IV .24 of Table 2 of the Stamp Tax Law (Law No. 488) (as amended), all documents and agreements issued in connection with the repayment of the Notes are also exempt from Turkish stamp tax.

As a result, Turkish law, as presently in effect, does not require deduction or withholding for or on account of taxes on payment of principal at maturity or on the redemption date or payment of interest to a holder of the Notes.

Residents of the Republic and persons otherwise subject to Turkish taxation and non-residents realizing gains from the sale or disposition of the Notes to Turkish residents (whether individuals or legal entities) and non- residents realizing income from their commercial and business activities in the Republic (whether individuals or legal entities) are advised to consult their own tax advisors in determining any consequences to them of the sale or disposition of the Notes.

EU Savings Directive

Under the EC Council Directive 2003/48/EC (the “EU Savings Directive”) on the taxation of savings income, each EU Member State is required to provide to the tax authorities of another EU Member State details of payments of interest or other similar income (in the meaning of the EU Savings Directive) paid by a paying agent (in the meaning of the EU Savings Directive) within its jurisdiction to, or collected by such a paying agent for, an individual resident or a “residual entity” (in the meaning of the EU Savings Directive) established in that other EU Member State. For a transitional period, however, Austria and Luxembourg may instead (unless during that period they elect otherwise) operate a withholding tax system (subject to a procedure whereby, on meeting certain conditions, the beneficial owner of the interest or other income may request that no tax be withheld), deducting tax at a rate of 35 per cent. The transitional period is to terminate at the end of the first full fiscal year following agreement by certain non-EU countries to the exchange of information relating to such payments. Luxembourg has announced that it will no longer apply the withholding tax system as from 1 January 2015 and will provide details of payment of interest (or similar income) as from this date

A number of non-EU countries (Switzerland, Andorra, Liechtenstein, Monaco and San Marino), and certain dependent or associated territories of certain Member States, (including Jersey, Guernsey, Isle of Man, Montserrat, British Virgin Islands, former Netherlands Antilles and Aruba) have adopted similar measures (either provision of information or transitional withholding) in relation to payments made by a person within its jurisdiction to, or collected by such a person for, an individual resident or a “residual entity” established in an EU Member State. In addition, the EU Member States have entered into provision of information or transitional withholding arrangements with certain of those dependent or associated territories in relation to payments made by a person in an EU Member State to, or collected by such a person for, an individual resident or a “residual entity” established in one of those territories.

The European Council formally adopted a Council Directive amending the EU Savings Directive on March 24, 2014 (the “Amending Directive”). The Amending Directive broadens the scope of the requirements described above. EU Member States have until January 1, 2016 to adopt the national legislation necessary to comply with the Amending Directive. The changes made under the Amending Directive include extending the scope of the EU Savings Directive to payments made to, or collected for, certain other entities and legal arrangements. They also broaden the definition of “interest payment” to cover income that is equivalent to interest. Investors who are in any doubt to their position should consult their professional advisors.

Luxembourg Taxation

The following is a general description of certain Luxembourg tax considerations relating to the Notes. It does not purport to be a complete analysis of all tax considerations relating to the Notes, whether in Luxembourg or elsewhere. Prospective purchasers of the Notes should consult their own tax advisers as to which countries’ tax laws could be relevant to acquiring, holding and disposing of the Notes and receiving payments of interest, principal and/or other amounts under the Notes and the consequences of such actions under the tax laws of Luxembourg. This summary is based upon the law as in effect on the date of this Prospectus Supplement. The information contained within this section is limited to taxation issues, and prospective investors should not apply any information set out below to other areas, including (but not limited to) the legality of transactions involving the Notes.

Withholding Tax

All payments of interest and principal by the Republic in the context of the holding, disposal, redemption or repurchase of the notes, which are not profit sharing, can be made free and clear of any withholding or deduction for or on account of any taxes of whatsoever nature imposed, levied, withheld, or assessed by Luxembourg or any political subdivision or taxing authority thereof or therein, in accordance with the applicable Luxembourg law, unless they fall within the scope of the Luxembourg laws of June 21, 2005 implementing the EU Savings Directive and several agreements concluded with certain dependent or associated territories and providing for the possible application of a withholding tax (35% from July 1, 2011) on interest paid to certain non Luxembourg resident investors (individuals and certain types of entities called “residual entities”) in the event of the Republic appointing a paying agent in Luxembourg within the meaning of the above-mentioned directive (see, paragraph “EU Savings Directive” above) or agreements.

On March 18, 2014, the Luxembourg government submitted to the Luxembourg Parliament the draft Bill No 6668 on taxation of savings income putting an end to the current withholding tax regime as from January 1, 2015 and implementing the automatic exchange of information as from that date. This draft Bill is in line with the announcement of the Luxembourg government of April 2013.

In addition, pursuant to the Luxembourg law of December 23, 2005 as amended by the law of July 17, 2008, Luxembourg resident individuals who are the beneficial owners of savings income (i.e. with certain exemptions, savings income within the meaning of the Luxembourg laws of June 21, 2005 implementing the EU Savings Directive) paid by a paying agent (in the meaning of this law) established outside Luxembourg, in a Member State of either the European Union or the European Economic Area, or in a jurisdiction having concluded an agreement with Luxembourg in connection with the EU Savings Directive can opt to self declare and pay a 10% tax on these savings income. In case the paying agent (in the meaning of this law) is established in Luxembourg, this tax will be directly withheld by the paying agent.

The 10% withholding tax as described above or the 10% tax are final when Luxembourg resident individuals are acting in the context of the management of their private wealth.

Responsibility for the withholding of tax in application of the above-mentioned Luxembourg laws of June 21, 2005 and December 23, 2005 is assumed by the Luxembourg paying agent within the meaning of these laws and not by the Republic.

UNDERWRITING

The Republic and the underwriters have entered into an underwriting agreement, dated as of April 8, 2014, relating to the offering and sale of the notes. In the underwriting agreement, the Republic has agreed to sell to each underwriter, and each underwriter has agreed, severally and not jointly, to purchase from the Republic, the principal amount of notes that appears opposite the name of such underwriter in the table below:

Deutsche Bank AG, London Branch	€	•
ING Bank N.V.	€	•
J.P. Morgan Securities plc	€	•

Total	€	•

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from the Republic, are several and not joint. These obligations are also subject to the satisfaction of certain conditions in the underwriting agreement. The underwriters have agreed to purchase all of the notes if any of them are purchased.

The underwriters have advised the Republic that they propose to offer the notes to the public at the public offering price that appears on the cover page of this prospectus supplement. The underwriters may offer the notes to selected dealers at the public offering price minus a selling concession of up to •% of the principal amount. After the initial public offering, the underwriters may change the public offering price and any other selling terms.

In the underwriting agreement, the Republic has agreed that it will indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

Application is being made to list the notes on the Official List of the Luxembourg Stock Exchange and to trade the notes on the Regulated Market “Bourse de Luxembourg” of the Luxembourg Stock Exchange in accordance with the relevant rules and regulations of the Luxembourg Stock Exchange. The underwriters have advised the Republic that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market-making in the notes at any time in their sole discretion. Accordingly, the Republic cannot assure you that a liquid trading market will develop for the notes, that you will be able to sell your notes at a particular time or that the prices that you receive when you sell will be favorable.

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with the Republic or its affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of the Republic or its affiliates. Certain of the underwriters or their affiliates that have a lending relationship with us may hedge their credit exposure to us consistent with their customary risk management policies. Typically, such underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of short positions in our securities, including potentially the notes offered hereby. Any such short positions could adversely affect future trading prices of the notes offered hereby. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In connection with this offering, the underwriters (or an affiliate of the underwriters) may engage in overallotment, stabilizing transactions and syndicate covering transactions in accordance with Regulation M under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Overallotment involves sales in excess of the offering size, which creates a short position for the underwriters. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

The notes are offered for sale in those jurisdictions where it is legal to make such offers. Only offers and sales of the notes in the United States, as part of the initial distribution thereof or in connection with resales thereof under circumstances where this prospectus supplement and the accompanying prospectus must be delivered, are made pursuant to the registration statement, of which the prospectus, as supplemented by this prospectus supplement, forms a part.

The underwriters have specifically agreed to act as follows in each of the following places:

Selling Restrictions Addressing United Kingdom Securities Laws: Each of the underwriters has represented and agreed that:

(a) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue or sale of the notes in circumstances in which Section 21(1) of the FSMA does not apply to the Republic; and

(b) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the notes in, from or otherwise involving the United Kingdom.

Italy: The offering of the notes has not been registered pursuant to the Italian securities legislation and, accordingly, each of the underwriters has represented and agreed that it has not offered or sold, and will not offer or sell, any notes in the Republic of Italy in a solicitation to the public unless the prospectus supplement and accompanying prospectus has been authorized in accordance with chapter IV of the Prospectus Directive No. 2003/71 and relevant Italian CONSOB regulations, and that sales of the notes in the Republic of Italy shall be effected in accordance with all Italian securities, tax and exchange control and other applicable laws and regulation.

Accordingly, each of the underwriters has represented and agreed that it will not offer, sell or deliver any notes or distribute copies of the prospectus supplement and accompanying prospectus and any other document relating to the notes in the Republic of Italy except:

(1) to “Professional Investors”, as defined in Article 31.2 of CONSOB Regulation No. 11522 of 1 July 1998, as amended (“Regulation No. 11522”), pursuant to Article 30.2 and 100 of Legislative Decree No. 58 of 24 February 1998, as amended (“Decree No. 58”);

(2) in a solicitation to the public provided that the prospectus supplement and accompanying prospectus has been authorised in accordance with chapter IV of the Prospectus Directive No. 2003/71, Decree No. 58 and CONSOB Regulation No. 11971 of 14 May 1999, as amended; or

(3) in any other circumstances where an express exemption from compliance with the solicitation restrictions applies, as provided under Decree No. 58 or CONSOB Regulation No. 11971 of 14 May 1999, as amended.

Any such offer, sale or delivery of the notes or distribution of copies of the prospectus supplement and accompanying prospectus or any other document relating to the notes in the Republic of Italy must be:

(a) made by investment firms, banks or financial intermediaries permitted to conduct such activities in the Republic of Italy in accordance with Legislative Decree No. 385 of 1 September 1993 as amended (“Decree No. 385”), Decree No. 58, CONSOB Regulation No. 11522 and any other applicable laws and regulations; and

(b) in compliance with any other applicable notification requirement or limitation which may be imposed by CONSOB or the Bank of Italy.

Investors should also note that, in any subsequent distribution of the notes in the Republic of Italy, Article 100-bis of Decree No. 58 may require compliance with the law relating to public offers of securities. Furthermore, where the notes are placed solely with professional investors and are then systematically resold on the secondary market at any time in the 12 months following such placing, purchasers of notes who are acting outside of the course of their business or profession may in certain circumstances be entitled to declare such purchase void and to claim damages from any authorised person at whose premises the notes were purchased, unless an exemption provided for under Decree No. 58 applies.

LEGAL MATTERS

Certain legal matters will be passed upon for the Republic by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. The validity of the notes will be passed upon for the Republic by Arnold & Porter LLP, New York, New York, special United States counsel for the Republic, and for the underwriters by Clifford Chance LLP, London, United Kingdom, counsel to the underwriters. All statements in this prospectus supplement with respect to matters of Turkish law have been passed upon for the Republic by the First Legal Advisor, and for the underwriters by Pekin & Pekin, Istanbul, Turkey. In rendering their opinions, Arnold & Porter LLP will rely as to all matters of Turkish law upon the First Legal Advisor and Clifford Chance LLP will rely as to all matters of Turkish law upon Pekin & Pekin.

TABLE OF REFERENCES

The table below sets out the page references containing the information incorporated by reference from the Annual Report on Form 18-K for the Republic (for the purposes of this section, the “Issuer”) for the fiscal year ended December 31, 2012 filed with the SEC on September 16, 2013 and as amended from time to time, which contains the economic, financial and statistical information for fiscal years ended December 31, 2012, December 31, 2011, December 31, 2010, December 31, 2009 and December 31, 2008:

EC No. 809/2004 Item	Annual Report on Form 18-K for 2012
The Issuer’s position within the governmental framework	“Description of the Republic — Government Organization and Political Background” on pages 12 to 13 of Exhibit D
Geographic location and legal form of the Issuer	“Description of the Republic” and “— Location, Area and Topography” on page 11 of Exhibit D
Structure of the Issuer’s economy	“Economy” on pages 37 to 60 of Exhibit D
Gross domestic product	“Economy — Gross Domestic Product” on pages 38 to 40 of Exhibit D
Turkey’s political system and government	“Description of the Republic — Government Organization and Political Background” on pages 12 to 13 of Exhibit D
Tax and budgetary systems of the Issuer	“Public Finance — Taxation” and “— Developments in Tax Policy” on pages 123 to 130 of Exhibit D and “Public Finance — Central Government Budget” on pages 121 to 122 of Exhibit D
Gross public debt of the Issuer	“Debt” on pages 143 to 173 of Exhibit D
Foreign trade and balance of payments	“Foreign Trade and Balance of Payments” on pages 75 to 85 of Exhibit D
Foreign exchange reserves	“Foreign Trade and Balance of Payments — International Reserves” on page 94-95 of Exhibit D
Income and expenditure figures	“Public Finance — Central Government Budget” on pages 121 to 122 of Exhibit D

The information included in the ‘Recent Developments’ section of this Prospectus Supplement supplements the information contained in the Republic’s Annual Report for 2012 on Form 18-K filed with the SEC on September 16, 2013 and as amended from time to time. To the extent that the information in the ‘Recent Developments’ section is inconsistent with the information contained in the Annual Report for 2012, as amended, the information in the ‘Recent Developments’ section supersedes and replaces such information.

Any information not listed in the cross-reference table but included in the documents incorporated by reference is given for information purposes only.

The prospectus supplement and the accompanying prospectus including the documents containing the information incorporated by reference will be published on the website of the Luxembourg Stock Exchange which is http://www.bourse.lu.

PROSPECTUS

THE REPUBLIC OF TURKEY

$9,447,746,704

Debt Securities

The Republic of Turkey, which may be referred to herein as Turkey or the Republic, may offer up to $9,447,746,704 (or its equivalent in other currencies) aggregate principal amount of its debt securities.

Turkey may offer its debt securities from time to time in one or more offerings. Turkey will provide the specific terms of the debt securities it is offering in supplements to this prospectus. You should read this prospectus and any prospectus supplement carefully before you invest.

Turkey may sell the securities directly, through agents designated from time to time or through underwriters or dealers.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined whether this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You should rely only on the information contained or incorporated by reference in this prospectus or any prospectus supplement. Turkey has not authorized anyone to provide you with different or additional information. Turkey is not making an offer of these debt securities in any place where the offer is not permitted by law. You should not assume that the information in this prospectus or any prospectus supplement accompanying this prospectus or any document incorporated by reference is accurate as of any date other than the date on the front of those documents.

The date of this prospectus is February 3, 2011.

WHERE YOU CAN FIND MORE INFORMATION

Turkey voluntarily files annual reports on Form 18-K with the Securities and Exchange Commission (SEC). These reports and any amendments to these reports include certain financial, statistical and other information about Turkey and may be accompanied by exhibits. You may read and copy any document Turkey files with the SEC at the SEC’s public reference room in Washington, D.C. Turkey’s SEC filings are also available to the public from the SEC’s website at http://www.sec.gov. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room, or log on to www.sec.gov. The SEC is located at 100 F Street, N.E., Washington, DC 20549.

The SEC allows Turkey to “incorporate by reference” the information Turkey files with it. This means that Turkey can disclose important information to you by referring you to those documents. Information that is incorporated by reference is an important part of this prospectus. Turkey incorporates by reference the following documents:

•

Turkey’s Annual Report on Form 18-K for the year ended December 31, 2009 (File Number 033-37817), as amended by Amendment No. 1 to Turkey’s Annual Report on Form 18-K/A for the year ended December 31, 2009 filed on January 21, 2011 (File number 033-37817); and

•	any other amendments to Turkey’s Annual Report on Form 18-K for the year ended December 31, 2009 filed prior to the date of this prospectus (File Number 033-37817).

Turkey also incorporates by reference all future annual reports and amendments to annual reports until it sells all of the debt securities covered by this prospectus. Each time Turkey files a document with the SEC that is incorporated by reference, the information in that document automatically updates the information contained in previously filed documents.

You may request a free copy of these filings by writing to or calling Turkey’s Economic Counselor at the following address and phone number:

Turkish Embassy

Office of the Economic Counselor

2525 Massachusetts Avenue, N.W.

Washington, D.C. 20008

Attn: The Office of the Economic Counselor

(202) 612-6790

DATA DISSEMINATION

Turkey is a subscriber to the International Monetary Fund’s Special Data Dissemination Standard, or “SDDS”, which is designed to improve the timeliness and quality of information of subscribing member countries. The SDDS requires subscribing member countries to provide schedules indicating, in advance, the date on which data will be released, the so-called “Advance Release Calendar”. For Turkey, precise dates or “no-later-than dates” for the release of data under the SDDS are disseminated no later than three months in advance through the Advance Release Calendar, which is published on the Internet under the International Monetary Fund’s Dissemination Standards Bulletin Board. Summary methodologies of all metadata to enhance transparency of statistical compilation are also provided on the Internet under the International Monetary Fund’s Dissemination Standard Bulletin Board. The Internet website is located at http: //dsbb.imf.org/Applications/web/sddscountrycategorylist/?strcode=TUR. The website and any information on it are not part of this prospectus. All references in this prospectus to this website are inactive textual references to this URL, or “uniform resource locator”, and are for your information only.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, Turkey will use the net proceeds from the sale of the debt securities for the general financing purposes of Turkey, which may include the repayment of debt.

DEBT SECURITIES

Turkey may issue debt securities, in distinct series at various times, and these debt securities will be issued pursuant to a fiscal agency agreement between Turkey and a fiscal agent. The financial terms and other specific terms of a particular series of debt securities will be described in a prospectus supplement relating to those securities. If the terms or conditions described in the prospectus supplement that relates to your series of debt securities differ from the terms or conditions described in this prospectus, you should rely on the terms or conditions described in the prospectus supplement.

In this description of debt securities, you will see some initially capitalized terms. These terms have very particular, legal meanings, and you can find their definitions under the heading “Definitions” below.

General

The prospectus supplement that relates to your debt securities will specify the following terms, if applicable:

•	the specific title or designation of the debt securities;

•	the principal amount of the debt securities;

•	the price of the debt securities;

•	the stated maturity date on which Turkey agrees to repay principal;

•	the rate of any interest the debt securities will bear and, if variable, the method by which the interest rate will be calculated;

•	the dates on which any interest payments are scheduled to be made;

•	the date or dates from which any interest will accrue;

•	the record dates for any interest payable on an interest payment date;

•	whether and under what circumstances and terms Turkey may redeem the debt securities before maturity;

•	whether and under what circumstances and terms the holders of the debt securities may opt to have their respective debt securities prepaid;

•	whether and under what circumstances the debt securities will be entitled to the benefit of a sinking fund or other similar arrangement;

•

whether and under what circumstances and terms the holders of the debt securities may opt to obligate Turkey to repurchase or exchange their respective securities, either pursuant to an option that is included in the debt securities or that is or becomes separately tradable following their issuance;

•	the currency or currencies in which the debt securities are denominated, which may be U.S. dollars, another foreign currency or units of two or more currencies;

•	the currency or currencies for which such debt securities may be purchased and in which principal, premium, if any, and interest may be payable;

•	whether any amount payable in respect of the debt securities will be determined based on an index or formula, and, if so, how any such amount will be determined;

•	whether the debt securities will be issued upon the exchange or conversion of other debt securities and, if so, the specific terms relating to this exchange or conversion;

•	whether any part or all of the debt securities will be in the form of a global security and the circumstance in which a global security is exchangeable for certificated (physical) securities;

•	whether the debt securities will be listed and, if listed, the stock exchange on which the debt securities will be listed;

•	whether the debt securities will be designated “Collective Action Securities” (as described below under “Collective Action Securities”); and

•	any other terms of the debt securities.

If applicable, the prospectus supplement may also describe any United States federal or Turkish income tax consequences and special considerations applicable to that particular series of debt securities.

Status of the Debt Securities

The debt securities will be direct, unconditional, unsecured and general obligations of Turkey without any preference one over the other. Turkey will pledge its full faith and credit for the due and punctual payment of principal of and interest on the debt securities and for the timely performance of all of its obligations with respect to the debt securities.

The debt securities of each series will rank pari passu in right of payment with all other payment obligations relating to the External Indebtedness of Turkey.

Form of Debt Securities

Unless otherwise specified in the prospectus supplement, debt securities denominated in U.S. dollars will be issued:

•	only in fully registered form; and

•	without interest coupons.

Debt securities denominated in U.S. dollars or in another monetary unit will be issued in denominations set forth in the applicable prospectus supplement.

Payment

Unless otherwise specified in the applicable prospectus supplement, the principal of and interest on the debt securities will be payable in U.S. dollars at the New York office of the fiscal agent, or such other office as designated by the fiscal agent, to the registered holders of the debt securities on the related record date; provided, however, that if so provided in the text of the debt securities, payments of principal and any interest will be paid by check mailed to the registered holders of the debt securities at their registered addresses, or in the case of principal, such other address as provided in writing by the registered holder. The authorization relating to such debt securities may provide that payments may be made to a registered holder of an amount greater than the aggregate principal amount of debt securities specified therein, by transfer of same day funds to an account maintained by the payee with a bank as specified in such authorization, if the registered holder so elects by giving the fiscal agent not less than 15 days notice (or such fewer days as the fiscal agent may accept at its discretion) prior to the date of payment.

If any date on which principal or interest is due to be paid is not a business day, Turkey may pay interest on the next day that is a business day and no additional interest will accrue on that payment. For this purpose, business day means any day, other than a Saturday or Sunday, on which banks in the City of New York are not required or authorized by law or executive order to be closed.

The register of holders of debt securities will be kept at the New York office of the fiscal agent, or such other office as designated by the fiscal agent.

Any moneys held by the fiscal agent in respect of debt securities and remaining unclaimed for two years after those amounts have become due and payable shall be returned to Turkey, as provided and in the manner set forth in the debt securities. After the return of these moneys to Turkey, the holders of these debt securities may look only to Turkey for any payment.

Turkey may replace the fiscal agent at any time, subject to the appointment of a replacement fiscal agent. The fiscal agent is an agent of Turkey and is not a trustee for the holders of the debt securities.

Negative Pledge

Turkey undertakes that it will not, so long as any of the debt securities remain outstanding, create or permit to exist (i) any Lien (other than a Permitted Lien) for any purpose upon or with respect to any International Monetary Assets of Turkey; or (ii) any Lien (other than a Permitted Lien) upon or with respect to any other assets of Turkey to secure External Indebtedness of any Person, unless the debt securities at the same time share pari passu and pro rata in such security.

Definitions

“Exportable Assets” means goods which are sold or intended to be sold for a consideration consisting of or denominated in Foreign Currency and any right to receive Foreign Currency in connection with the sale thereof.

“External Indebtedness” of any Person means (i) each obligation, direct or contingent, of such Person to repay a loan, deposit, advance or similar extension of credit, (ii) each obligation of such Person evidenced by a note, bond, debenture or similar written evidence of indebtedness, and (iii) each Guarantee by such Person of an obligation constituting External Indebtedness of another Person; if in each case such obligation is denominated in a Foreign Currency or payable at the option of the payee in a Foreign Currency; provided that (i) an obligation (or Guarantee thereof) which by its terms is payable only by a Turkish Person to another Turkish Person in the Republic is not External Indebtedness; (ii) an obligation to the extent that it is owing only to an individual who is a Turkish citizen is not External Indebtedness; and (iii) an obligation is deemed to be denominated in a Foreign Currency if the terms thereof or of any applicable governmental program contemplate that payment thereof will be made to the holder thereof in such Foreign Currency by the obligor, Turkey or any other Turkish Person.

“Foreign Currency” means any currency other than the lawful currency of Turkey.

“Guarantee” includes a suretyship or any other arrangement whereby the respective party is directly or indirectly responsible for any External Indebtedness of another Person, including, without limitation, any obligation of such party to purchase action for the purpose goods or services or supply funds or take any other of providing for the payment or purchase of such External Indebtedness (in whole or in part).

“International Monetary Assets” means all official holdings of gold, Special Drawing Rights, Reserve Positions in the International Monetary Fund and Foreign Exchange which is owned or held by Turkey or any monetary authority of Turkey, all as defined by the International Monetary Fund.

“Lien” means any lien, mortgage, deed of trust, charge, pledge, hypothecation, security interest or other encumbrance.

“Permitted Lien” means

(1) any Lien on Foreign Currency (or deposits denominated in Foreign Currency) securing obligations with respect to a letter of credit issued in the course of ordinary commercial banking transactions (and expiring within one year thereafter) to finance the importation of goods or services into the Republic;

(2) any Lien on Exportable Assets (but not official holdings of gold), documents of title relating thereto, insurance policies insuring against loss or damage with respect thereto and proceeds of the foregoing, securing External Indebtedness incurred to finance the business of producing or exporting Exportable Assets; provided that (x) the proceeds of the sale of such Exportable Assets are expected to be received within one year after such Exportable Assets or documents become subject to such Lien; and (y) such External Indebtedness (i) is to be repaid primarily out of proceeds of sale of the Exportable Assets subject to such Lien and (ii) does not arise out of financing provided by the lender on condition that other External Indebtedness be repaid;

(3) any Lien securing External Indebtedness incurred for the purpose of financing any acquisition of assets (other than International Monetary Assets), provided that the assets which are subject to such Lien are: (x) tangible assets acquired in such acquisition (including, without limitation, documents evidencing title to such tangible assets); (y) claims which arise from the use, failure to meet specifications, sale or loss of, or damage to, such assets; or (z) rent or charter hire payable by a lessee or charterer of such assets;

(4) any Lien on or with respect to assets (other than International Monetary Assets) existing at the time of the acquisition thereof, provided that such Lien was not incurred in contemplation of such acquisition;

(5) any Lien on or with respect to assets (other than International Monetary Assets) acquired (or deemed to be acquired) under a financial lease, or claims arising from the use, operation, failure to meet specifications, sale or loss of, or damage to, such assets, provided that (x) such Lien secures only rentals and other amounts payable under such lease; and (y) such assets were not owned by the Republic for more than 120 days prior to becoming subject to such lease;

(6) any Lien on any assets which arose pursuant to any order of attachment, distraint or similar legal process arising in connection with court proceedings so long as the execution or other enforcement thereof is effectively stayed and the claims secured thereby are being contested in good faith by appropriate proceedings;

(7) any Lien arising by operation of law (and not pursuant to any agreement) which has not been foreclosed or otherwise enforced against the assets to which it applies, including without limitation any right of set-off with respect to demand or time deposits maintained with financial institutions and banker’s liens with respect to property held by financial institutions, provided that such Lien arises in the ordinary course of the activities of the owner of the assets subject thereto and not with a view to securing any External Indebtedness;

(8) any Lien securing External Indebtedness incurred in connection with any Project Financing, provided that the assets to which such Lien applies (x) are not official holdings of gold; and (y) are (i) assets which are the subject of such Project Financing or (ii) revenues or claims which arise from the use, operation, failure to meet specifications, exploitation, sale or loss of, or damage to, such assets;

(9) Liens on assets (other than official holdings of gold) in existence on the initial date of issuance of the securities of a series provided that such Liens remain confined to the assets affected thereby on the initial date of issuance of the securities of such series, and secure only those obligations so secured on the initial date of issuance of the securities of such series;

(10) any Lien arising in connection with contracts entered into substantially simultaneously for sales and purchases at market prices of precious metals; and

(11) any Lien or Liens which otherwise would not be permissible pursuant to the negative pledge and which secure(s) indebtedness in an aggregate amount not exceeding $50,000,000 (or the equivalent thereof in other currencies or composite currency units).

“Person” means an individual, corporation, partnership, joint venture, trust, unincorporated organization or any other judicial entity, including, without limitation, a government or governmental body or agency or instrumentality or any international organization or agency.

“Project Financing” means any financing of the acquisition, construction or development of any asset in connection with a project if the Person or Persons providing such financing expressly agree to look to the asset financed and the revenues to be generated by the use, exploitation, operation of or loss of, or damage to, such asset as a principal source of repayment for the moneys advanced and at the time of such financing it was reasonable to conclude that such project would generate sufficient income to repay substantially all of the principal of and interest on all External Indebtedness incurred in connection with such project.

“Turkish Person” means Turkey and any Person who is a resident or national of Turkey or which has its principal place of business, seat or head office in Turkey or any Person incorporated or organized under the laws of Turkey.

Default

Unless otherwise specified in the applicable prospectus supplement, any of the following events affecting a particular series of debt securities will be an event of default with respect to that series of debt securities:

(a) Turkey fails to pay, when due, principal of or any interest on the debt securities of that series and such failure continues for a period of 30 days; or

(b) Turkey defaults in performance or observance of or compliance with any of its other obligations set forth in the debt securities of that series, which default is not remedied within 60 days after written notice of such default shall have been given to Turkey by the holder of any debt securities of that series at the corporate trust office of the fiscal agent in the City of New York; or

(c) any other present or future External Indebtedness (as defined above) of Turkey, for or in respect of moneys borrowed or raised in an amount in aggregate of not less than $40,000,000 (or its equivalent in other currencies or composite currency units), becomes due and payable prior to its stated maturity otherwise than at the option of Turkey, or any such amount of External Indebtedness is not paid when due (in accordance with any extension granted in any modification, consent or waiver by the holders of such External Indebtedness) or, as the case may be, within any applicable grace period; or

(d) Turkey ceases to be a member of the International Monetary Fund or of any successor (whether corporate or not) that performs the functions of, or functions similar to, the International Monetary Fund; or

(e) Turkey announces its inability to pay its debts as they mature; or

(f) it becomes unlawful for Turkey to perform or comply with any of its payment obligations under any of the debt securities of a series.

Acceleration of Maturity

The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities — Acceleration of Maturity” below for a description of the corresponding terms of Collective Action Securities.

If one or more of the events described above occurs with respect to a particular series of debt securities, each holder of debt securities of that series may declare the principal of and any accrued interest on the debt securities it holds immediately due and payable. Holders of debt securities may exercise these rights only by providing a written demand to Turkey and the fiscal agent at a time when the event of default is continuing unless prior to the receipt of that demand by the fiscal agent all defaults have been cured.

No periodic evidence is required to be furnished by Turkey as to the absence of defaults.

Redemption and Repurchase

Unless otherwise set forth in the applicable prospectus supplement, the debt securities will not be redeemable prior to maturity by Turkey or repayable prior to maturity by the registered holders of these debt securities.

Turkey may at any time purchase debt securities in any manner and for any price. If Turkey purchases debt securities of a series by tender, tenders must be available to all holders of debt securities of that series. Any debt securities purchased by Turkey may, at its discretion, be held by Turkey or surrendered to the fiscal agent for cancellation, but such debt securities may not be resold.

Meetings and Amendments

General.    A meeting of holders of debt securities of any series may be called at any time:

•	to make, give or take any request, demand, authorization, direction, notice, consent, waiver or other action provided for in the fiscal agency agreement or the debt securities of that series; or

•	to modify, amend or supplement the terms of the debt securities of that series or the fiscal agency agreement.

Turkey or the fiscal agent may at any time call a meeting of holders of debt securities of a series for any purpose described above. This meeting will be held at the time and place determined by the fiscal agent. If Turkey or the holders of at least 10% in aggregate principal amount of the outstanding (as defined in the fiscal agency agreement) debt securities of a series request (in writing) the fiscal agent to call a meeting, the fiscal agent will call such a meeting.

For the purpose of this prospectus, “outstanding debt securities” does not include:

•	previously canceled debt securities;

•	debt securities called for redemption;

•	debt securities which have become due and payable and for which sufficient funds to pay amounts owed under these debt securities have been paid or provided for;

•	debt securities of a series, which have been substituted with another series of debt securities; and

•

for purposes of determining whether the required percentage of holders of debt securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, the debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities held directly by Turkey or on its behalf. See “Collective Action Securities — Amendments and Waivers” below for additional qualifications to the definition of “outstanding debt securities” as it applies to any series of debt securities that has been designated Collective Action Securities.

Notice.    The notice of a meeting will set forth the time and place of the meeting and in general terms the action proposed to be taken at the meeting. This notice shall be given as provided in the terms of the debt securities. In addition, this notice shall be given between 30 and 60 days before the meeting date; however, in the case of any meeting to be reconvened after adjournment for lack of a quorum, this notice shall be given between 15 and 60 days before the meeting date.

Voting; Quorum.    A person that holds outstanding debt securities of a series or is duly appointed to act as proxy for a holder of the debt securities of a series will be entitled to vote at a meeting of holders of the debt securities of that series. The presence at the meeting of persons entitled to vote a majority of the principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities.

At the reconvening of a meeting adjourned for a lack of a quorum, the presence of persons entitled to vote 25% in principal amount of the outstanding debt securities of a series shall constitute a quorum with respect to that series of debt securities for the taking of any action set forth in the notice of the original meeting.

Regulations.    The fiscal agent may make reasonable and customary regulations as it deems advisable for any meeting with respect to:

•	the proof of the holding of debt securities of a series and of the appointment of proxies in respect of the holders of debt securities of a series;

•	the record date for determining the holders of debt securities of a series who are entitled to vote at such meeting;

•	the adjournment and chairmanship of such meeting;

•	the appointment and duties of inspectors of votes, certificates and other evidence of the right to vote; and

•	other matters concerning the conduct of the meeting that the fiscal agent deems appropriate.

Amendments.    (The following description does not apply to any series of debt securities that has been designated Collective Action Securities. See “Collective Action Securities — Amendments and Waivers” below for a description of the corresponding terms of Collective Action Securities). Unless otherwise specified in the applicable prospectus supplement, unless the unanimous consent of holders of debt securities of an affected series is required as specified below, with:

•

the affirmative vote, in person or (in the case of registered owners of the debt securities of that series) by proxy, of the holders of at least 66 2/3% in aggregate principal amount of the outstanding debt securities of a series represented and voting at a duly called and held meeting (or any other percentage as may be set forth in the text of the debt securities of that series); or

•

the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of a series (or any other percentage as may be set forth in the text of the debt securities of that series),

(i) Turkey and the fiscal agent may modify, amend or supplement the terms of the debt securities of that series or, insofar as it affects the debt securities of that series, the fiscal agency agreement in any way and (ii) the holders of debt securities of that series may make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action provided by the fiscal agency agreement or the debt securities of that series to be made, given or taken by holders of debt securities of such series.

The written consent or affirmative vote of the holders of 100% in aggregate principal amount of each debt security of an affected series is required to:

•	change the due date for the payment of the principal (or premium, if any) of, or any installment of interest on, any debt security of that series;

•	reduce the principal amount of any debt security of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of any debt security of that series;

•	reduce the interest rate on any debt security of that series;

•	reduce the premium payable, if any, upon the redemption of any debt security of that series;

•

change the currency in which any amount in respect of the debt securities of that series is payable or change the place at which payment with respect to the debt securities of that series is to be paid from the Borough of Manhattan, the City of New York;

•	shorten the period, if any, during which Turkey is not permitted to redeem the debt securities of that series;

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action; or

•	change the obligation of Turkey to pay additional amounts.

Turkey and the fiscal agent may, without the vote or consent of any holder of debt securities of a series, amend the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the debt securities;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine which is not inconsistent with the debt securities of that series and does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

Judgment Currency

If for the purpose of obtaining judgment in any court or from any other tribunal it is necessary to convert an amount due to the holder of a debt security in the currency in which the debt security was required to be paid by its terms (the “Debt Security Currency”) into another currency (the “Judgment Currency”), Turkey and such holder agree, to the fullest extent that they may effectively do so, that the rate of exchange used shall be that at which, in accordance with normal banking procedures, such holder could purchase the Debt Security Currency with such Judgment Currency in the city which is the principal financial center of the country of issue of the Debt Security Currency on the date two business days preceding the date on which actual payment in the Judgment Currency is made to such holder.

To the fullest extent permitted by law, the obligation of Turkey in respect of any amount payable by it to the holder of a debt security shall, notwithstanding any judgment in a Judgment Currency, be discharged only to the extent that on the business day following receipt by such holder of any amount adjudged to be so due in the Judgment Currency, such holder may, in accordance with normal banking procedures, purchase the Debt Security Currency with the Judgment Currency. To the fullest extent permitted by law, if the amount of the Debt Security Currency so purchased is less than the amount originally due to such holder, Turkey undertakes, as a separate and independent obligation, to indemnify and hold harmless each relevant holder of the debt security against the amount of such shortfall and if the amount of the Debt Security Currency so purchased is more than the amount originally due to such holder, and if all of Turkey’s obligations to such holder under the debt securities are fully paid, such holder agrees to remit such excess to Turkey.

Payment of Additional Amounts

All payments of principal and interest in respect of the debt securities by Turkey will be made free and clear of, and without withholding or deduction for or on account of, any present or future taxes, duties, assessments or governmental charges imposed, levied, collected, withheld or assessed by or within Turkey or any authority of or within Turkey (together, “Taxes”), unless such withholding or deduction is required by tax law. In that event, Turkey shall pay those additional amounts that will result in receipt by the holders of debt securities of the amounts that would have been received by them had such withholding or deduction not been required, except that no additional amounts shall be payable with respect to any debt security:

•

to a holder (or a third party on behalf of a holder) where such holder is liable to pay such Taxes in respect of any debt security by reason of that holder’s having some connection with Turkey other than the mere holding of that debt security or the receipt of principal and interest in respect of that debt security; or

•

presented for payment more than 30 days after the Relevant Date (see below), except to the extent that the holder of that debt security would have been entitled to additional amounts on presenting the same for payment on the last day of that 30-day period;

The term “Relevant Date” in respect of any debt security means whichever is the later of:

•	the date on which payment in respect of the debt security first becomes due and payable; or

•

if the fiscal agent has not received the full amount of the moneys payable on or before that due date, the date on which notice is given to the holders of debt securities that the full amount of those moneys has been received and is available for payment.

Any reference in this section to “principal” and/or “interest” includes any additional amounts that may be payable under the debt securities.

Upon not less than 30 days’ prior notice to holders of the debt securities, Turkey will have the right to require each holder to present at the office of any paying agency five business days prior to each record date a certificate, in such form as Turkey may from time to time reasonably prescribe in order to comply with applicable law or regulation, to enable Turkey to determine its duties and liabilities with respect to (i) any taxes, assessments or governmental charges which Turkey or the fiscal agent may be required to deduct or withhold from payments in respect of such securities under any present or future law of the United States or any regulation of any taxing authority thereof and (ii) any reporting or other requirements under such laws or regulations. Turkey will be entitled to determine its duties and liabilities with respect to such deduction, withholding, reporting or requirements of the basis of information contained in such certificate or, if no certificate shall be presented, on the basis of any presumption created by any such law or regulation and shall be entitled to act in accordance with such determination, but shall not be entitled to withhold all or part of any such payment except as required by applicable law.

Global Securities

The prospectus supplement that relates to your debt securities indicates whether any of the debt securities you purchase will be represented by a global security. The aggregate principal amount of any global security equals the sum of the principal amount of all the debt securities it represents. The global security will be registered in the name of the depositary identified in the prospectus supplement or its nominee, and will be deposited with the depositary, its nominee or a custodian.

Limitations on Your Ability to Obtain Debt Securities Registered in Your Name.    The global security will not be registered in the name of any person other than the depositary or its nominee. Similarly, the global security will not be exchanged for debt securities that are registered in the name of any person other than the depositary or its nominee. An exception to these restrictions would be made only if:

•	the depositary notifies Turkey that it is unwilling, unable or no longer qualified to continue to act as depositary and Turkey does not appoint a successor depositary within 90 days;

•	at any time Turkey decides it no longer wishes to have all or part of the debt securities represented by a global security; or

•	an event of default has occurred and is continuing to occur with respect to the securities.

In those circumstances, the depositary will determine in whose names to register any certificated (physical) debt securities issued in exchange for the global security. These certificated (physical) debt securities will be issued:

•	only in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 and greater multiples, unless otherwise specified in a prospectus supplement.

The depositary or its nominee will be considered the sole owner and holder of the global security for all purposes. As a result:

•	You cannot get debt securities registered in your name for so long as they are represented by the global security;

•	You cannot receive certificated (physical) debt securities in your name in exchange for your beneficial interest in the global security;

•	You will not be considered to be the owner or holder of the global security or any debt securities represented by the global security for any purpose;

•	You cannot assert any right of a holder of the debt securities unless you are authorized by the depositary and the participant through which you hold your beneficial interest; and

•	All payments on the global security will be made to the depositary or its nominee.

In some jurisdictions, certain types of purchasers (such as some insurance companies) are not permitted to own securities represented by a global security. These laws may limit your ability to sell or transfer your beneficial interest in the global security to these types of purchasers.

Beneficial Interests in and Payments on Global Security.    Institutions that have accounts with the depositary or a nominee of the depositary, such as securities brokers and dealers, are called participants. Only participants, and persons that hold beneficial interests through participants, can own a beneficial interest in the global security. The depositary keeps records of the ownership and transfer of beneficial interests in the global security by its participants. In turn, participants keep records of the ownership and transfer of beneficial interests in the global security by other persons (such as their customers). No other records of the ownership and transfer of interests in the global security will be kept.

When the depositary receives payment of principal or interest on the global security, the depositary is expected to credit its participants’ accounts in amounts that correspond to their respective beneficial interests in the global security. In turn, after the participants’ accounts are credited, the participants are expected to credit the accounts of the owners of beneficial interests in the global security in amounts that correspond to the owners’ beneficial interests in the global security.

The depositary and its participants establish policies and procedures that govern payments, transfers and other important matters that affect owners of beneficial interests in the global security. The depositary and its participants may change these policies and procedures from time to time. Turkey has no responsibility or liability for the records of owners of beneficial interests in the global security. Also, Turkey is not responsible for supervising or reviewing those records or payments. Turkey has no responsibility or liability for any aspect of the relationship between the depositary and its participants or for any aspects of the relationship between participants and owners of beneficial interests in the global security.

Governing Law and Consent to Service

Turkey is a foreign sovereign government. Consequently, it may be difficult for investors to obtain or realize upon judgments of courts of the United States against the Republic. The fiscal agency agreement and the debt securities will be governed by and interpreted in accordance with the laws of the State of New York, except with respect to the authorization and execution of the debt securities on behalf of Turkey and any other matters required to be governed by the laws of Turkey, which will be governed by the laws of Turkey.

Turkey will irrevocably waive, to the fullest extent permitted by law, any immunity, including foreign sovereign immunity, from jurisdiction to which it might otherwise be entitled in any action arising out of or based on the debt securities which may be instituted by the holder of any debt securities in any state or federal court in the City of New York or in any competent court in Turkey. Turkey will appoint the Economic Counselor of the Republic, 821 United Nations Plaza, 4th Floor, New York, New York, 10017, as its authorized agent upon whom process may be served in any action arising out of or based on the debt securities which may be instituted in any state or federal court in the City or State of New York by the holder of any debt securities. Such appointment shall be irrevocable until all amounts in respect of the principal, premium, if any, and interest, if any, due or to become due on or in respect of all the debt securities issuable under the fiscal agency agreement have been paid by Turkey to the fiscal agent, except that if for any reason the authorized agent ceases to be able to act as such authorized agent or no longer has an address in New York, Turkey will appoint another person in New York as its authorized agent.

The Economic Counselor is not the agent for service for actions under the United States federal securities laws or state securities laws and Turkey’s waiver of immunity does not extend to such actions. Because Turkey has not waived its sovereign immunity in connection with any actions arising out of or based on United States federal or state securities laws, it will not be possible to obtain a United States judgment against Turkey based on such laws unless a court were to determine that Turkey is not entitled under the United States Foreign Sovereign Immunities Act of 1976, as amended, to sovereign immunity with respect to such actions.

Under the laws of Turkey, assets of Turkey are immune from attachment or other forms of execution, whether before or after judgment. The United States Foreign Sovereign Immunities Act of 1976, as amended, may also provide a means for limited execution upon any property of Turkey that is related to the service and administration of the debt securities.

COLLECTIVE ACTION SECURITIES

Turkey may designate a particular series of debt securities to be “Collective Action Securities,” the specific terms of which will be described in the prospectus supplement relating to such securities. Collective Action Securities will have the same terms and conditions as the securities described under the heading “Debt Securities” above, except that such Collective Action Securities shall contain different provisions relating to certain aspects of default, acceleration and voting on amendments, modifications, changes and waivers, as follows:

Acceleration of Maturity

If an event of default described under the heading “Debt Securities — Default” above occurs and is continuing with respect to any series of debt securities that have been designated Collective Action Securities, the holders of at least 25% of the aggregate principal amount of the outstanding debt securities of that series may, by notice to the fiscal agent, declare all the debt securities of that series to be due and payable immediately. Holders of less than 25% of the aggregate principal amount of the outstanding debt securities of that series may not, on their own, declare the debt securities of that series to be due and payable immediately. Holders of notes may exercise these rights only by providing a written demand to Turkey at the office of the fiscal agent at a time when the event of default is continuing.

Upon any declaration of acceleration, the principal, interest and all other amounts payable on the debt securities of that series will be immediately due and payable on the date Turkey receives written notice of the declaration, unless Turkey has remedied the event or events of default prior to receiving the notice. The holders of 66 2/3% or more of the aggregate principal amount of the outstanding debt securities of that series may rescind a declaration of acceleration if the event or events of default giving rise to the declaration have been cured or waived.

Amendments and Waivers

Turkey, the fiscal agent and the holders may generally modify or take actions with respect to the fiscal agency agreement or the terms of the debt securities of any series that have been designated Collective Action Securities with:

•	the affirmative vote of the holders of not less than 66 2/3% in aggregate principal amount of the outstanding debt securities of that series that are represented at a duly called and held meeting; or

•	the written consent of the holders of 66 2/3% in aggregate principal amount of the outstanding debt securities of that series.

However, unless otherwise specified in the applicable prospectus supplement, the holders of not less than 75% in aggregate principal amount of the outstanding debt securities of that series, voting at a meeting or by written consent, must consent to any amendment, modification, change or waiver with respect to the debt securities of that series that would:

•	change the due date for the payment of the principal (or premium, if any) of, or any installment of interest on, the debt securities of that series;

•	reduce the principal amount of the debt securities of that series;

•	reduce the portion of the principal amount that is payable in the event of an acceleration of the maturity of the debt securities of that series;

•	reduce the interest rate of the debt securities of that series;

•	reduce the premium payable upon redemption of the debt securities of that series;

•

change the currency in which any amount in respect of the debt securities of that series is payable or exclude the Borough of Manhattan, the City of New York, as a required place at which payment with respect to interest, premium or principal is payable;

•	shorten the period during which Turkey is not permitted to redeem the debt securities of that series if, prior to such action, Turkey is not permitted to do so;

•	change Turkey’s obligation to pay any additional amounts under the debt securities of that series;

•	amend the definition of “outstanding” with respect to the debt securities of that series;

•	change the governing law provision of the debt securities of that series;

•

change Turkey’s appointment of an agent for the service of process in the United States or Turkey’s agreement not to claim and to waive irrevocably immunity (sovereign or otherwise) in respect of any suit, action or proceeding arising out of or relating to the fiscal agency agreement or to the debt securities of that series;

•	change the status of the debt securities of that series, as described under “Debt Securities — Status of the Debt Securities” in the prospectus;

•	in connection with an offer to acquire all or any portion of the debt securities of that series, amend any event of default under the debt securities of that series; or

•	reduce the proportion of the principal amount of the debt securities of that series that is required:

•	to modify, amend or supplement the fiscal agency agreement or the terms and conditions of the debt securities of that series; or

•	to make, take or give any request, demand, authorization, direction, notice, consent, waiver or other action.

Turkey refers to the above subjects as “reserved matters.” A change to a reserved matter, including the payment terms of any series of debt securities that have been designated Collective Action Securities, can be made without your consent, as long as a supermajority of the holders (that is, the holders of at least 75% in aggregate principal amount of the outstanding notes) agrees to the change.

If both Turkey and the fiscal agent agree, they may, without the vote or consent of any holder of debt securities of a series, modify, amend or supplement the fiscal agency agreement or the debt securities of any series for the purpose of:

•	adding to the covenants of Turkey for the benefit of the holders of the notes;

•	surrendering any right or power conferred upon Turkey;

•	securing the debt securities of that series pursuant to the requirements of the debt securities or otherwise;

•	curing any ambiguity or curing, correcting or supplementing any defective provision contained in the fiscal agency agreement or in the debt securities of that series; or

•

amending the fiscal agency agreement or the debt securities of that series in any manner which Turkey and the fiscal agent may determine and that is not inconsistent with and does not adversely affect the interest of any holder of debt securities of that series.

Any modification, amendment or supplement approved in the manner described in this section shall be binding on the holders of debt securities of such series.

For purposes of determining whether the required percentage of holders of any series of debt securities that have been designated Collective Action Securities is present at a meeting of holders for quorum purposes or has approved any amendment, modification or change to, or waiver of, such debt securities or the fiscal agency agreement, or whether the required percentage of holders has delivered a notice of acceleration, debt securities owned, directly or indirectly, by or on behalf of Turkey or any public sector instrumentality of Turkey will be disregarded and deemed not to be “outstanding”, except that in determining whether the fiscal agent shall be protected in relying upon any amendment, modification, change or waiver, or any notice from holders, only debt securities that the fiscal agent knows to be so owned shall be so disregarded. As used in this paragraph, “public sector instrumentality” means the Central Bank of Turkey, any department, ministry or agency of the federal government of Turkey or any corporation, trust, financial institution or other entity owned or controlled by the federal government of Turkey or any of the foregoing, and “control” means the power, directly or indirectly, through the ownership of voting securities or other ownership interests, to direct the management of or elect or appoint a majority of the board of directors or other persons performing similar functions in lieu of, or in addition to, the board of directors of a corporation, trust, financial institution or other entity.

Except as specifically set forth herein, the other terms set forth under “Debt Securities — Meetings and Amendments”, including notice, quorum and other meeting and consent provisions, remain unchanged with respect to Collective Action Securities.

Further Issues of Debt Securities of a Series

From time to time, without the consent of holders of the debt securities of any series that have been designated Collective Action Securities, and subject to the required approvals under Turkish law, Turkey may create and issue additional debt securities with the same terms and conditions as those of the debt securities of that series (or the same except for the amount of the first interest payment and the issue price, provided that such additional debt securities do not have, for purposes of U.S. federal income taxation (regardless of whether any holders of such debt securities are subject to the U.S. federal tax laws), a greater amount of original issue discount than the debt securities of that series have as of the date of issuance of such additional debt securities. Turkey may also consolidate the additional debt securities to form a single series with the outstanding notes.

PLAN OF DISTRIBUTION

Turkey may sell any combination of the debt securities in any of three ways:

•	through underwriters or dealers;

•	directly to one or more purchasers; or

•	through agents.

Each prospectus supplement will set forth:

•	the name or names of any underwriters or agents;

•	the purchase price of the securities of that series;

•	the net proceeds to Turkey from the sale of the securities;

•	any underwriting discounts, agent commissions or other items constituting underwriters’ or agents’ compensation;

•	any initial public offering price;

•	any discounts or concessions allowed or reallowed or paid to dealers; and

•	any securities exchanges on which the securities may be listed.

The securities may be sold from time to time in distinct series by different means at different prices that are negotiated and fixed or that vary based on market prices.

Underwriters used in the sale of securities will distribute the securities on a firm commitment basis. In this case, the underwriters will acquire the securities for their own account and may resell them from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices to be determined at the time of sale. Turkey may offer the securities to the public either through underwriting syndicates represented by managing underwriters or directly by underwriters.

Unless otherwise set forth in the applicable prospectus supplement, the obligations of the underwriters to purchase the securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such securities if any are purchased. The underwriters may change any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers.

Turkey may also sell securities of any series directly to the public or through agents designated by Turkey from time to time. Unless otherwise specified in the applicable prospectus supplement, an agent used in the sale of securities will sell the securities on a reasonable best efforts basis for the period of its appointment.

In compliance with Financial Industry Regulatory Authority (FINRA) guidelines, the maximum compensation to any underwriters or agents in connection with the sale of any securities pursuant to this prospectus and any applicable prospectus supplement will not exceed 8% of the aggregate total offering price to the public of such securities as set forth on the cover page of the applicable prospectus supplement; however, it is anticipated that the maximum compensation paid will be significantly less than 8%.

Turkey may authorize agents, underwriters or dealers to solicit offers by certain specified entities to purchase the securities from Turkey under “delayed delivery” contracts. Purchasers of securities under delayed delivery contracts will pay the public offering price plus accrued interest, if any, and will take delivery of the securities on a date or dates stated in the applicable prospectus supplement. Delayed delivery contracts will be subject only to those conditions set forth in the applicable prospectus supplement. The applicable prospectus supplement will set forth the commission payable for solicitation of these delayed delivery contracts.

Turkey may agree to indemnify agents and underwriters against certain liabilities, including liabilities under the United States Securities Act of 1933, as amended, or to contribute to payments which the agents or underwriters may be required to make in respect of any of these liabilities. Agents and underwriters may engage in transactions with or perform services for Turkey in the ordinary course of business.

Unless otherwise specified in the applicable prospectus supplement, Turkey will not register under the Securities Act the securities that it will offer and sell outside the United States. Thus, subject to certain exceptions, Turkey cannot offer, sell or deliver those securities within the United States or to U.S. persons. When Turkey offers or sells securities outside the United States, each underwriter or dealer involved in the sale of the securities will acknowledge that the securities:

•	have not been and will not be registered under the Securities Act; and

•	may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act.

Each of these underwriters or dealers will agree:

•	that it has not offered or sold, and will not offer or sell, any of these securities within the United States except in accordance with Rule 903 of Regulation S under the Securities Act; and

•	that neither such underwriter or dealer nor its affiliates nor any persons acting on its or their behalf have engaged or will engage in any directed selling efforts with respect to these securities.

DEBT RECORD

Turkey has not defaulted on any principal or interest of any external debt represented by bonds issued in public international markets since it began issuing such bonds in 1988. In 1978, 1979, and 1980, Turkey rescheduled an aggregate amount of approximately $3.95 billion of its external debt consisting of commercial and government credits, which represented 20.6% of Turkey’s total outstanding external debt at that time. Turkey initiated the rescheduling to avoid a possible default under its external debt. Since that rescheduling, Turkey has always paid, when due, the full amount of principal and interest on its direct and indirect external debt. Turkey completed all payments under the rescheduling in July 1992.

VALIDITY OF THE SECURITIES

The validity of the debt securities will be passed upon for Turkey by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. Certain legal matters of United States law will be passed upon for Turkey by Arnold & Porter LLP, United States counsel to Turkey, and for the underwriters, if any, by United States counsel and Turkish counsel to the underwriters named in the applicable prospectus supplement.

As to all matters of Turkish law, Arnold & Porter LLP may rely on the opinion of the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey. As to all matters of United States law, the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey may rely on the opinion of Arnold & Porter LLP. Certain statements with respect to matters of Turkish law in this prospectus have been passed upon by the First Legal Advisor, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey and are made upon his or her authority.

OFFICIAL STATEMENTS

The information set forth herein and in the documents incorporated by reference has been reviewed by Evren DILEKLI, Acting Director General of Foreign Economic Relations, Undersecretariat of Treasury, Prime Ministry, the Republic of Turkey, in his official capacity, and is included herein on his authority. Information included herein or therein which is identified as being taken or derived from a publication of Turkey or an agency, instrumentality or state economic enterprise of Turkey is included on the authority of such publication as a public official document of Turkey.

AUTHORIZED AGENT

The authorized agent of Turkey in the United States of America is the Consulate General of the Republic of Turkey, whose address is: Turkish Embassy, Office of the Economic Counselor, 2525 Massachusetts Avenue N.W., Washington, D.C. 20008.

PRINCIPAL OFFICE OF THE REPUBLIC

The Undersecretariat of Treasury of

The Republic Prime Ministry

Ismet Inonu Bulvari

06510 Emek

Ankara

Turkey

FISCAL AGENT, PAYING AGENT, EXCHANGE RATE AGENT, TRANSFER AGENT AND REGISTRAR

Citibank, N.A., London Branch

Citigroup Centre

Canada Square

Canary Wharf, London

E14 5LB

LEGAL ADVISERS TO THE REPUBLIC

As to United States Law	As to Turkish Law
Arnold & Porter LLP	The First Legal Adviser to
399 Park Avenue	Undersecretariat of Treasury
New York, New York 10022-4690	Ismet Inonu Bulvari
U.S.A.	06510 Emek
Ankara
Turkey

LEGAL ADVISERS TO THE UNDERWRITERS

As to United States Law	As to Turkish Law
Clifford Chance LLP	Pekin & Pekin
10 Upper Bank Street	Lamartine Caddesi 10
London E14 5JJ	34437 Taksim
United Kingdom	Istanbul
Turkey

LISTING AGENT AND PAYING AGENT IN LUXEMBOURG

KBL European Private Bankers S.A.

43, Boulevard Royal

L-2955 Luxembourg

€—

TÜRKİYE CUMHURİYETİ

(THE REPUBLIC OF TURKEY)

—% NOTES DUE —, 2023

PROSPECTUS SUPPLEMENT

Joint Book Running Managers

Deutsche Bank	ING	J.P.Morgan

April —, 2014